UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Exhibits

Exhibit 1 - Audited Financial Statements

Exhibit 2 -  Information Circular

Exhibit 3 - Notice of Meeting

Exhibit 4 - Proxy

Exhibit 5 - MD&A

Exhibit 6 - Supplement card NP 41

Exhibit 7 - Annual Report

Exhibit 8 - Q 4 press release

Exhibit 1 - Audited Financial Statements

Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

August 31, 2003

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheet of Peace Arch Entertainment Group Inc. as at August 31, 2003 and the consolidated statements of earnings, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated balance sheet as at August 31, 2002 and the consolidated statements of earnings, deficit and cash flows for the years ended August 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 6, 2002.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia

December 6, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheet

As at August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $

Assets

Cash and cash equivalents	911	1,968

Accounts and other receivables (note 3)	14,747	3,871

Investment in film and television programming (note 4)	20,805	3,688

Prepaid expenses and deposits	407	206

Property and equipment (note 5)	35	842

Deferred financing costs	-	188

	36,905	10,763

Liabilities

Production loans (note 7)	17,973	1,855

Accounts payable and accrued liabilities	2,973	2,650

Deferred revenue	8,823	1,197

Deferred gain (note 8)	-	436

Distribution obligation (note 10)	2,312	-

Term loans (note 12)	-	9,892

Obligation to issue shares (note 9(d))	2,887	-

	34,968	16,030

Shareholders' Equity (Deficiency)

Capital stock (note 13)	35,878	31,870

Contributed surplus (note 10)	337	-

Other paid-in capital	680	680

Deficit	(34,958)	(37,817)

	1,937	(5,267)

	36,905	10,763

Nature of operations (note 1)

Commitments and contingencies (note 17)

Approved by the Board of Directors

                                   "Gary Howsam"                                                     Director                                                       "Richard Watson"                                                     Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Earnings

For the year ended August 31, 2003

(expressed in thousands of Canadian dollars, except per share amounts)

	2003 $	2002 $	2001 $

Revenue	21,465	6,494	54,900

Expenses
Amortization of investment in film and television programming and other production costs (note 4)	18,324	6,639	57,612
Writedown of investment in film and television programming	278	-	-
Other production and distribution costs	225	615	1,755
Selling, general and administrative	3,088	3,160	4,630
Other amortization	230	476	748
Bad debt (note 9(d))	-	1,675	-

	22,145	12,565	64,745

Loss from operations before the undernoted	(680)	(6,071)	(9,845)
Interest income	125	597	499
Interest expense (note 14)	(495)	(2,364)	(2,295)
Loss on disposal of subsidiary (note 10)	(164)	-	-
Foreign exchange gains	778	59	109
Gain on modification of debt (note 9(d))	3,094	-	-
Write-off of goodwill (note 6)	-	(166)	(2,665)
Gain on sale of assets (note 8)	127	176	233

Earnings (loss) before income taxes	2,785	(7,769)	(13,964)

(Recovery of) provision for income taxes	(74)	(748)	316

Net earnings (loss) for the year	2,859	(7,021)	(14,280)

Net earnings (loss) per common share (note 15)

Basic	0.24	(1.81)	(3.71)

Diluted	0.19	(1.81)	(3.71)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Deficit

For the year ended August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Balance - Beginning of year	(37,817)	(30,796)	(16,516)

Net earnings (loss) for the year	2,859	(7,021)	(14,280)

Balance - End of year	(34,958)	(37,817)	(30,796)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Cash Flows

 For the year ended August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Net earnings (loss) for the year	2,859	(7,021)	(14,280)
Items not affecting cash
Amortization of film and television programming (note 4)	18,324	4,070	50,970
Amortization of deferred financing costs	-	470	358
Other amortization	230	476	748
Interest on debt discount	-	250	221
Loss on disposal of subsidiary	164	-	-
Gain on sale of assets	(127)	(176)	(233)
Gain on modification of debt	(3,094)	-	-
Writedown of investment in film and television programming	278	-	-
Write-off of goodwill	-	166	2,665
Bad debt (note 9(d))	-	1,675	-
Investment in film and television programming	(15,572)	(324)	(39,621)
Changes in non-cash operating working capital (note 16)	(5,701)	19,991	(13,703)

	(2,639)	19,577	(12,875)

Cash flows from investing activities
Trademarks	-	(1)	(17)
Property and equipment	(38)	(44)	(178)
Proceeds on sale of assets - net	49	5,870	-

	11	5,825	(195)

Cash flows from financing activities
Issuance of common shares - net	1,390	-	196
Issuance of production loans	8,211	-	12,650
Repayment of production loans	(7,330)	(16,592)	-
Repayment of term loans	(700)	(10,819)	(258)

	1,571	(27,411)	12,588

Decrease in cash and cash equivalents	(1,057)	(2,009)	(482)

Cash and cash equivalents - Beginning of year	1,968	3,977	4,459

Cash and cash equivalents - End of year	911	1,968	3,977

Supplemental cash flow information
Interest paid	24	1,978	1,217
Income taxes paid	-	18	12
Income taxes recovered	74	349	8

Non-cash transactions
Conversion of an accounts payable to debt	-	6,626	-
Increase in investment in film and television programming and debt	-	1,158	-
Distribution rights acquired (note 10)	2,649	-	-
Note receivable on sale of property (note 8)	-	1,000	-
Liabilities and receivable from co-producer	-	1,675	-
Discounts on debt	-	213	332
Distribution obligation (note 10)	2,312	-	-
Issuance of shares for acquisition of subsidiary and other assets	2,500	-	-
Obligation to issue shares (note 9(d))	2,887	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1

Nature of operations

Based in Toronto, Vancouver and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is a fully integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

During the year ended August 31, 2002, the company experienced significant financial difficulties and there was substantial doubt about the appropriateness of the company's use of the "going concern" assumption.

During the year ended August 31, 2003, the company underwent significant restructuring to its business operations. As described more fully in the following notes, the company acquired various film assets, including all of the issued share capital of GFT Entertainment Inc. GFT Entertainment Inc. was the parent company of five film production companies, each of which, at the time of acquisition, had partially completed a film production.

Liquidity risks

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

There are many business risks associated with producing and distributing films and television programs including, among others, significant competition, the possibility of cost overruns, the lack of appropriate and available financing, changes in audience tastes and film market conditions.

During the year ended August 31, 2002, the company experienced financial difficulties, with its liabilities exceeding its assets. During the year ended August 31, 2003, management of the company undertook various initiatives to improve liquidity of the company, increase its revenues and reduce its costs including: (a) renegotiating its term loans with its principal lenders (as described in note 9(d)); (b) acquiring the business operations of GFT Entertainment Inc. (as described in note 9(c)); (c) raising additional general corporate financing and production development financing; and (d) implementing a cost reduction plan in conjunction with a new management team.

The company attempts to secure financing for films prior to the production stage, thereby limiting the company's financial risk to any single production, and preserving working capital for business operations and development activities.

As at August 31, 2003, the company's cash and cash equivalents amounted to $911,000 compared to $1,968,000 in the prior year.  Cash used in operating activities in 2003 amounted to $2,639,000 compared to $19,577,000 cash generated from operating activities in the prior year. Included in cash used in operating activities in 2003 is the amount of $15,572,000 invested in film and television programming compared to $324,000 in 2002. The company's cash requirements were met in the current year by issuing common shares and raising production financing.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At the date of these financial statements, the company has commenced production of nine films which have total production cost budgets of approximately $25,000,000. Management expects that all films will be delivered in fiscal 2004. All films have been fully financed by a combination of distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to future cash flows from exploitation of previously unsold territories and rights. Such revenues will be recognized as earned over the life of the films' exploitation. The company currently has committed revenue contracts of approximately $18,000,000 relating to these films, with the balance of approximately $7,000,000 of costs being funded from bank financing as described. In addition, the company has operating lease commitments as described in note 17.

Management is continuing to assess a variety of options to improve liquidity and to ensure cash resources are available to meet the company's commitments as they become due. While management currently believes the plans summarized above include its best options, other alternatives may develop.  Therefore, management's strategy is subject to change.

Management believes the business plans and financing transactions related to its productions will result in sufficient cash being generated from operations and the other transactions summarized above to meet its debt obligations and lease, purchase and other commitments through fiscal 2004.

While management believes its strategy is sound and progress is being made in implementing the strategy, the company's results for 2004 and future periods are subject to numerous uncertainties. The possibility exists that unforeseen events and adverse business conditions or a combination of these may affect 2004 and future results and cash flows.

Accordingly, there are risks that the company's investment in film and television programming may not be recouped and future net cash flows from productions and distribution arrangements may not be sufficient to cover expenses of the company.

2

Significant accounting policies

a)

Basis of presentation

The consolidated financial statements of the company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 22, comply, in all material respects, with generally accepted accounting principles in the United States of America.

These consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended August 31, 2003, the majority of the company's film productions were undertaken in combination with another independent film producer from the United Kingdom. Each party's rights and obligations are set out in a co-production agreement with the third party producer. Pursuant to such agreements, for accounting purposes, the company is considered to have control of these productions and records all production costs less contributions from co-producers as investment in film and television programming. The company retains distribution rights to Canada whilst the co-producer retains distribution rights to the U.K. with all other distribution rights being jointly controlled. For those jointly controlled distribution rights, the company records its proportionate share of revenues, expenses, liabilities and assets pursuant to the agreement.

b)

Revenue recognition

i)

Revenues from film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

ii)

Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

iii)

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

c)

Cash equivalents

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

d)

Investment in film and television programming

Investment in film and television programming represents the unamortized cost of completed proprietary film and television programs (net of related tax credits received or receivable) which have been produced by the company or to which the company has acquired distribution rights. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value. Capitalized costs include all direct production and financing costs.

For episodic television series, capitalized costs are limited to the amount of revenue contracted for each episode until estimates of secondary market revenue can be established. Costs in excess of this limitation are expensed as incurred.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company records amortization based on the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in film and television programming is recorded at the lower of remaining unamortized film costs and estimated fair value, determined on an individual film or program basis.

Estimates of ultimate revenue to be received in respect of a particular film or television program include revenue from a market or territory only when persuasive evidence exists that such revenue will occur, or the company has a demonstrated history of earning such revenue in the market or territory. For films other than television series, only revenues estimated to arise in the 10 years following the film's initial release are included. For episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Exploitation costs are expensed as incurred.

e)

Development costs

Development costs are incurred on film and television projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

f)

Property and equipment

Property and equipment are stated at cost and amortized on the following basis:

Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Other	2 - 5 year straight-line

Equipment under capital lease is amortized using the above rates.

The company monitors the recoverability of long-lived assets based upon factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

g)

Deferred financing costs

Deferred financing costs represent financing costs which are amortized to interest expense over the term of the related financing.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

h)

Income taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i)

Goodwill

Effective September 1, 2002, the company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3062, "Goodwill and Other Intangible Assets". Previously, the company amortized goodwill on a straight-line basis over periods of up to 10 years. Based on the new standard, goodwill is no longer amortized and is tested for impairment annually, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. In accordance with this section, this change was not applied retroactively and the amounts presented for prior periods have not been restated.

The following is the pro forma effect had the years ended August 31, 2001 and 2002 been subject to the new accounting policy:

	2002 $	2001 $

Reported net loss	(7,021)	(14,280)
Goodwill amortization	72	10
Adjusted net loss	(6,949)	(14,270)

Adjusted net loss per share - basic and diluted	(1.81)	(3.71)

j)

Foreign currency translation

The company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

k)

Net earnings (loss) per common share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

l)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

m)

Stock-based compensation

Effective September 1, 2002, the company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new recommendations are to be applied prospectively to all stock-based payments to employees and non-employees granted on or after September 1, 2002.

No compensation expense is recorded for the company's employee stock-based compensation. Consideration paid by employees on the exercise of stock options is recorded as capital stock. A description of the company's stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 13.

Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option pricing model.

n)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The most significant assumptions made by management in the preparation of the company's financial statements include future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

Investments in film and television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management revises its estimates of the ultimate revenue to be received in respect of each film.

o)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

3

Accounts and other receivables

	2003 $	2002 $

Trade receivables	4,579	559
Due from related party (note 20(c))	2,062	-
Note receivable (note 8)	-	1,000
Tax credits receivable	8,106	2,312

	14,747	3,871

Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. Amounts recorded represent management's best estimate of the amount recoverable; however, all amounts are subject to final determination by the relevant tax authorities.

The amount due from the related party is non-interest bearing and has no specified terms of repayment, as described in note 20(c). Subsequent to August 31, 2003, the related party executed a legal right of offset which provided for the settlement of this amount (note 20(c)).

The terms of the note receivable are more fully described in note 8.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

4

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			2003			2002
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	22,795	16,697	6,098	-	-	-
Completed and not released	-	-	-	-	-	-
Productions in progress	11,536	-	11,536	-	-	-
In development	235	-	235	-	-	-
Television programming
Released	1,627	1,627	-	175,571	173,239	2,332
Completed and not released	-	-	-	-	-	-
Productions in progress	287	-	287	1,356	-	1,356
In development	-	-	-	-	-	-
Distribution rights retained (note 10)	2,649	-	2,649	-	-	-

	39,129	18,324	20,805	176,927	173,239	3,688

The company estimates that approximately 60% of unamortized cost at August 31, 2003, related to released theatrical films and television programming, will be amortized during the year ending August 31, 2004 and 80% will be amortized during the three-year period ending August 31, 2006.

As at August 31, 2003, the company has $nil (2002 - $nil) accrued participation costs that it expects to pay in the year ending August 31, 2004.

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2003 amounted to $1,061,000 (2002 - $671,000).

On August 1, 2003, the company disposed of the wholly owned subsidiary that owned all film and television properties and rights existing at the date of the business combination and financing transactions as described in note 10. In conjunction with this transaction, the company retained an exclusion right to distribute the film and properties for a period of 25 years.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

5

Property and equipment

			2003			2002
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	12	1	11	483	341	142
Production equipment	26	2	24	1,366	911	455
Equipment under capital lease	-	-	-	267	113	154
Other	-	-	-	161	70	91

	38	3	35	2,277	1,435	842

During the year, the company sold its shares of Peace Arch Project Development Corp. (PAPDC), as described in note 10. PAPDC owned all of the pre-existing assets of the company including all property and equipment. Since this transaction, the company has purchased $38,000 of additional property and equipment.

6

Goodwill

The company has no recorded goodwill.

During the year ended August 31, 2002, the company wrote off the remaining unamortized cost of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc. as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

During the year ended August 31, 2001, the company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

7

Production loans

The company enters into various loan financing arrangements prior to commencing production of a film project. Such loans are usually specific to each film production.

Production loans comprise the following:

	2003 $	2002 $

Bank and other financial institution loans (note 7(a))	14,215	1,855
Related party production loans (note 7(b))	1,960	-
Interim bridging loans (note 7(c))	1,798	-

	17,973	1,855

a)

Bank and other financial institution loans

The company borrows funds from banks and other financial institutions to finance the costs of film production. Repayments are solely due from cash flows derived from each film and management expects that a significant proportion of the loans due at August 31, 2003 will be payable during fiscal 2004. Each loan is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film. $6,501,000 (2002 - $nil) of the loans are denominated in United States dollars and bear interest at rates ranging from the Royal Bank of Scotland's United States dollar base rate plus 0.5% to plus 2.5%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce's prime lending rate plus 1.25% to plus 2%.

The company undertakes most of its film productions in conjunction with a co-producer in another country and is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 17(a).

b)

Related party production loans

The wholly owned production subsidiaries that produced the films Crime Spree, Absolon, Partners in Action, Detention and The Limit were acquired by the company pursuant to the business combination described in note 9(c). The production costs of these films have been financed by loans from Greenlight Entertainment Inc. (GEI), a subsidiary of CPC Communications Inc. (CPC) (the parent company of GFT Entertainment Inc. prior to the transactions described in note 9), and a company which became related by virtue of the business combination. GEI is controlled by a shareholder and officer of the company.

These loans, which are denominated in United States dollars, are measured at the exchange amount, bear interest at the rate of prime plus 2% per annum, are repayable on the earlier of the date that is two years following the delivery of the film or January 31, 2005, and are subject to similar security arrangements to the bank loans described in (a) above but are, in all cases, subordinated to them.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Certain residual proceeds from the exploitation of Crime Spree, Absolon and Partners in Action are cross collateralized to secure repayment of the GEI loans to these three production companies.

As at August 31, 2003, $1,960,000 (2002 - $nil) was outstanding with respect to these loans as described in note 20(c). Subsequent to August 31, 2003, the related party executed a legal right of offset in relation to this loan (note 20(c)).

c)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to the closing of the financing for a film. These "bridge loans" are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. Fees payable during fiscal 2003 on such financing, which amount to $44,000 (2002 - $nil), are incorporated in the budgeted cost of the films. An additional $357,000 of financing fees were paid to the lender during the period prior to the business combination described in note 9(c) and have been incorporated in the costs of the films acquired.

A director of the company acts as legal counsel and bare trustee for these lenders. All loan transactions have been executed in the name of a company which is controlled by the director, acting in its capacity as a bare trustee of the ultimate lenders.

8

Gain on sale of assets

During the year ended August 31, 2002, the company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the company received cash in the amount of $3,722,000 and a note receivable in the amount of $1,000,000 (note 3) bearing interest at 9% per annum commencing January 10, 2002. The note receivable is secured by a second mortgage on the property. The principal is due and payable January 1, 2004.

At August 31, 2002, the company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. The company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (note 10).

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

9

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000 (note 13).

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company's wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica. However, the company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below).

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC for $2.5 million, the consideration being the issuance of 8,333,333 Class B Subordinate Voting Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc. which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivables and tax credit assets, and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC.

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company's interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies which produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003. The accounts of the companies at the date control was transferred to the company were as follows:

	GFT Entertainment Inc. acquired January 30, 2003 $	Subsidiaries acquired February 28, 2003 $	Subsidiary acquired April 30, 2003 $	Subsidiary acquired August 31, 2003 $	Total $

Accounts receivable	1,906	234	30	361	2,531
Tax credits receivable	282	3,150	1,095	971	5,498
Production in progress	-	11,772	4,200	3,732	19,704
Investment in film companies	1	-	-	-	1
Prepaid expenses and deposits	311	999	9	9	1,328
Development costs	51	-	-	-	51

Total assets acquired	2,551	16,155	5,334	5,073	29,113

Production loans	-	10,107	1,032	4,834	15,973
Accounts payable and accrued liabilities	51	1,144	-	239	1,434
Deferred revenue	-	4,904	4,302	-	9,206

Total liabilities assumed	51	16,155	5,334	5,073	26,613

Net assets acquired	2,500	-	-	-	2,500

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Prior to the company's acquisition of GFT Entertainment Inc., GEI, a related party to GFT Entertainment Inc. at that time, transferred an accounts receivable to GFT Entertainment Inc., which related to a loan due to GEI from one of the subsidiaries. This receivable which amounted to $1,497,000 is included in accounts receivable of GFT Entertainment Inc. at January 30, 2003 and production loans payable by the subsidiary at August 31, 2003. At August 31, 2003, these amounts were eliminated on consolidation.

d)

Debt restructuring, issuance of conversion instrument and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan (note 12) secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at a deemed price of $5.00 per share. The modification of the Comerica obligations is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Class B shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Class B shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company has estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica is $2,887,000 and has charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company has reflected the amount as a liability.

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments			(2,887)

Gain			3,094

10

Sale of subsidiary - PAPDC

Subsequent to the reorganization of PAPDC described in note 9(b), on August 1, 2003, the company sold all of its shares of PAPDC for nominal consideration.

The company has recognized a loss of $164,000 on the disposal. The operating results of PAPDC have been included in these consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the agency arrangement, the company recovers its direct costs of distribution from gross exploitation receipts on such rights and earns a commission at varying rates (up to a maximum of 30%) of the remaining gross receipts. The purchaser is entitled to retain 10% of the commission balance remaining and the remaining receipts are paid to PAPDC and its subsidiaries, which in turn settles its debt obligations to Fremantle.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As these arrangements were entered into in conjunction with the sale of the shares to the purchaser for a nominal amount, the company is the primary obligor with respect to the films and productions and accordingly the distribution rights have effectively been retained by the company. Since the transaction was arranged in conjunction with a sale of the shares of the company for a nominal amount, the transaction has been accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC and its subsidiaries. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the films and television programming production at the date of the agreement. In addition, these financial statements reflect the estimated amounts payable to PAPDC, its subsidiaries and the purchaser as a distribution obligation. The difference between the distribution rights and the distribution obligation has been credited to contributed surplus.

The respective amounts are as follows:

$

Distribution rights (note 4)	2,649
Distribution obligation	2,312

Contributed surplus	337

11

Income taxes

Temporary differences give rise to the following future income tax assets and liabilities:

	2003 $	2002 $

Future income tax assets
Property and equipment	7	115
Share issue costs	193	193
Investment in film and television programming	338	1,330
Other	26	110
Loan provision	3,923	-
Losses available for future periods	4,908	10,313

Gross future tax assets	9,395	12,061
Valuation allowance	(9,116)	(11,996)

Net future income tax assets	279	65

Future income tax liabilities
Property and equipment	-	(65)
Investment in film and television programming	(279)	-

	(279)	(65)

	-	-

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At August 31, 2003, the company has approximately $12,827,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

$

2008	6,793
2009	5,384
2010	650

12,827

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Years ended August 31,
	2003%	2002%	2001%

Corporate statutory income tax rate	38.3	(40.3)	(45.0)
Add (deduct) the effect of
Utilization of previously unrecognized tax losses	(45.2)	(4.1)	(0.4)
Items not deductible for income tax purposes	12.3	5.6	2.4
Disposition of subsidiary	(116.0)	-	-
Gain on modification of debt	(42.5)	-	-
Change in valuation allowance on future tax assets	148.7	29.0	45.3
Other	1.7	-	-

Effective tax rate	(2.7)	(9.8)	2.3

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

12

Term loans

	2003 $	2002 $

Debentures having an original face value of $5,687 (recorded net of deemed debt discount), bearing interest from 18% to 36% per annum, payable monthly. The debt was secured by a charge on the assets of the company, subordinated to bank indebtedness and due December 31, 2002 (see (i) below)	-	537

Term loan, bearing interest at 10% per annum, 8.5% payable monthly, and accruing 1.5% monthly and payable at such time as the debentures have been paid in full. The term loan, secured by a charge on the personal property of the company, subordinated to debentures and bank indebtedness and a secured interest in certain copyrights to productions, is due June 30, 2004. This loan was renegotiated as described in note 9(d)	-	7,606

Bank loan guarantee with Comerica to a maximum of US$2,074, bearing interest at U.S. prime plus 1.5% per annum, payable monthly, secured by a charge on the assets of the co-production partner. This loan guarantee was renegotiated as described in note 9(d)	-	1,675

Capital leases to purchase equipment, bearing interest from 7.2% to 10.2% per annum, secured by the equipment acquired	-	74

	-	9,892

i)

As a result of breach of covenants with the former debenture holders, in November 2001 the company renegotiated its remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder. Included with the renegotiated $5,687,000 debt were warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share (note 13(c)). A value of $212,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount was amortized against income as interest expense over the term of the debentures. The debentures bore interest at rates ranging from 18% to 36%, were due December 31, 2002 and required earlier payments of principal upon cash flow collections from certain current and future refundable tax credit claims, proceeds from certain asset sales received and other transactions by the company. For accounting purposes, the debt renegotiation was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

13

Capital stock

a)

Shares

Authorized

100,000,000 Class A Multiple Voting Shares without par value

100,000,000 Class B Subordinate Voting Shares without par value

25,000,000 Preference Shares, issuable in series without par value

Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder.

Issued

	Class A			Class B
	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance - August 31, 2000	1,387,791	12,538	2,434,953	19,136	31,674

Change during the year
Issued for cash on exercise of stock options	-	-	65,100	196	196
Converted	(281,916)	(2,611)	281,916	2,611	-
Less: Share issue costs	-	63	-	(63)	-

Balance - August 31, 2001	1,105,875	9,990	2,781,969	21,880	31,870

Change during the year
Converted	(14,000)	(129)	14,000	129	-
Less: Share issue costs	-	3	-	(3)	-

Balance - August 31, 2002	1,091,875	9,864	2,795,969	22,006	31,870

Change during the year
Adjustment to share capital	-	-	-	118	118
Issued for cash pursuant to private offering (note 9(a))	-	-	5,000,000	1,500	1,500
Issued for acquisitions (note 9(c))	-	-	8,333,333	2,500	2,500
Issued for cash on exercise of stock options	-	-	32,500	10	10
Converted	(30,500)	(280)	30,500	280	-
Less: Share issue costs	-	7	-	(127)	(120)

Balance - August 31, 2003	1,061,375	9,591	16,192,302	26,287	35,878

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock options

In 1997, the company adopted a stock option plan (the Plan) which was approved by the company's shareholders on January 28, 1998 pursuant to which the company's Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001 and January 20, 2003, the company's shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 25,300 Class A Multiple Voting Shares and 2,560,000 Class B Subordinate Voting Shares authorized but unissued common stock. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

As at August 31, 2003, the following stock options were outstanding:

		Options outstanding
Expiry date	Exercise price per share $	Class A	Weighted average remaining contractual life (years)	Class B	Weighted average remaining contractual life (years)

November 19, 2003	7.50	800	0.2	800	0.2
December 21, 2003	3.00	-	-	13,100	0.3
April 12, 2004	3.60	-	-	50,000	0.6
August 21, 2005	0.30	-	-	160,000	2.0
January 20, 2006	0.50	-	-	20,000	2.4

		800	0.2	243,900	1.6

As at August 31, 2003, all of the outstanding stock options were exercisable.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Additional details relating to stock options are as follows:

		Class A		Class B
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Balance - August 31, 2000	126,450	11.17	406,270	7.72

Granted	-	-	302,600	3.49
Exercised	-	-	(65,100)	(3.00)
Expired	(14,375)	(14.11)	(14,375)	(14.11)
Forfeited	(37,450)	(11.97)	(97,970)	(9.05)

Balance - August 31, 2001	74,625	10.20	531,425	5.47

Granted	-	-	284,400	0.30
Exercised	-	-	-	-
Expired	(16,325)	(13.02)	(16,325)	(13.02)
Forfeited	(22,500)	(9.19)	(149,500)	(6.14)

Balance - August 31, 2002	35,800	9.34	650,000	2.77

Granted	-	-	78,100	0.50
Exercised	-	-	(32,500)	(0.30)
Expired	(28,000)	(9.50)	(28,000)	(9.50)
Forfeited	(7,000)	(8.93)	(423,700)	(3.21)

Balance - August 31, 2003	800	7.52	243,900	1.15

At August 31, 2003, a total of 244,700 options were exercisable (2002 - 411,400; 2001 - 599,383) at a weighted average exercise price of $1.18 (2002 - $4.78; 2001 - $6.08).

c)

Warrants

i)

During fiscal 2001, in connection with the debentures previously issued, the company granted, as consideration to the debenture holders for a release of certain security interests, warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants were exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no expense was recorded.

ii)

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no compensation expense has been recorded.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

During fiscal 2002, in connection with debentures previously issued, the company issued share purchase warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 per share, exercisable to June 30, 2003 as described in note 12.

For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table below:

	Exercise price per		2003	2002	2001
Expiry date	share	Class A	Class B
	$

August 16, 2002	5.30	-	-	-	100,000
June 30, 2003	1.20	-	-	230,000	-
February 16, 2004	1.20	6,479	-	6,479	-
February 16, 2004	5.00	225,118	39,958	265,076	342,000
August 3, 2004	US 6.75	-	75,000	75,000	75,000
April 16, 2006	US 2.72	-	100,000	100,000	100,000

		231,597	214,958	676,555	617,000

d)

Stock-based compensation to employees

The company adopted the provisions of CICA Handbook Section 3870 effective September 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The company does not record compensation expense for stock options granted to employees. Upon exercise, proceeds are credited to shareholders' equity.

Under Canadian generally accepted accounting principles, the company is required to disclose the pro forma net earnings (loss) and pro forma earnings (loss) per share had the company adopted the fair value method of accounting for stock-based compensation awarded on or after September 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the company's stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after September 1, 2002 using the Black-Scholes option pricing model. The company's calculations are based on the expected life of all options granted equalling 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected volatility and risk-free interest rates are:

%

Risk-free interest rate	1.89
Volatility	130

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If the estimated fair values of the company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA Handbook Section 3870, the earnings attributable to common shareholders and the basic and diluted earnings per share on a pro forma basis (as compared to such items as reported) would have been:

$

Earnings attributable to common shareholders
As reported	2,859
Pro forma	2,786

Basic earnings per share
As reported	0.24
Pro forma	0.23

Diluted earnings per share
As reported	0.19
Pro forma	0.18

The per share weighted average fair value of stock options granted during 2003 was $0.50 on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

14

Interest expense

	2003 $	2002 $	2001 $

Interest expense comprises the following:
Long-term debt	417	1,630	1,707
Amortization of deferred finance costs and debt discounts	66	720	579
Other	12	14	9

	495	2,364	2,295

Interest capitalized to film and television programming costs	1,061	671	1,066

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

16

Net earnings per common share

Net earnings (loss) per common share has been calculated by dividing into net earnings (loss) the weighted average number of common shares outstanding. For fiscal years 2001 and 2002, the effect of stock options and warrants, potentially exercisable, on loss per common share was anti-dilutive; therefore, basic and diluted loss per share are the same. The weighted average number of common shares was as follows:

	2003	2002	2001

Weighted average number of common shares outstanding	11,998,303	3,887,844	3,843,929
Dilutive effect of stock options and warrants	56,406	-	-
Dilutive effect of contingently issuable shares	3,040,446	-	-

Weighted average diluted number of common shares outstanding	15,095,155	3,887,844	3,843,929

22

Changes in non-cash operating working capital

	2003 $	2002 $	2001 $

Accounts and other receivables	(5,430)	25,332	(11,760)
Prepaid expenses and deposits	1,030	253	423
Accounts payable and accrued liabilities	278	(3,600)	2,781
Deferred revenue	(1,579)	(1,994)	(5,147)

	(5,701)	19,991	(13,703)

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

17

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions undertaken during the year ended August 31, 2003, were pursuant to a co-production agreement with an independent producer (the co-producer) in another country. Both the co-producer and the company enter into joint production loan arrangements with a lender; loan terms are the same for each producer. Repayment of each amount is from the exploitation of the film under terms which are the same as those of the company (note 7(a)) with each producer responsible for its own shared obligation pursuant to the co-production agreement. In the event of default by the co-producer, the company is liable for the unpaid balance of the co-producer's share of the loan. At August 31, 2003, the total amount of such unpaid loans was approximately $2,111,613 (2002 - $nil). In the event of such a default, the company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. The company believes that the likelihood that it would have to pay a material amount is remote and, therefore, no accrual has been made.

b)

Legal claims

i)

Forgotten Kingdom Productions I. Inc. et al

On December 2, 2001, Forgotten Kingdom Productions I. Inc., Danny Virtue and Lloyd Simandl instituted an action against the company in the British Columbia Supreme Court for failing to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs seek damages of approximately US$1,500,000 in lost fees, lost development costs of $100,000, breach of contract of $25,000 and lost profits. The company believes the claim is without merit. Two of the three plaintiffs have withdrawn as at August 31, 2003.

The company has determined that it is not possible at this time to predict the final outcome of these legal proceedings. It is not possible to determine an estimate of the possible damages, if any, and accordingly, no provision with respect to this lawsuit has been made in the company's consolidated financial statements.

ii)

Viacom, Inc.

On October 2, 2001, the company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. A recovery or award, if any, would be applied as a partial satisfaction of the debt as note in 9(d).

iii)

Other

The company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the company's financial position, results of operations or liquidity.

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2004	522	161	361
2005	323	118	205
2006	206	90	116
2007	35	-	35
2008	9	-	9

	1,095	369	726

d)

The company has guaranteed two production loans of a third party totalling $797,000. These loans have been secured by $978,000 in tax credits that will be applied to repay the loans when received. Subsequent to year-end, one of the tax credits was received and $277,000 of the loan was repaid.

18

Financial instruments

a)

Fair values

As at August 31, 2003 and 2002, the company's financial instruments included cash and cash equivalents, accounts and other receivables, production loans, term loans and accounts payable and accrued liabilities. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years. As at August 31, 2003, the fair value of tax credits receivable is estimated to be $7,847,000 (2002 - $2,301,000) based on discounted cash flows to the expected timing of receipt of the tax credits. The company expects to recover the carrying value of these tax credits and as such has not written them down to fair value.

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Concentration of credit risk

Revenue of the company is generated in part due to production and sales activities in numerous countries. For the year ended August 31, 2003, these included Canada, the United Kingdom, the United States, France, Lithuania, Hong Kong, Thailand, Bulgaria, Romania, and Italy. In excess of 80% of the company's revenues and receivables are generated from export sales internationally (2002 - 64%).

A significant proportion of the company's sales activities are performed by agents, who receive a commission and a right to recover certain defined costs. Although not principal to the sales transaction, the agent, who is usually responsible for cash collection, will deduct its entitlement and remit the balance on an agreed periodic basis. There is a risk that such agents will not remit such proceeds and, accordingly, management monitors the performance of these agents.

In the year ended August 31, 2003, one customer represented approximately 16%, another approximately 11% and a third approximately 11% of total revenues. Concentration of credit risk with the company's customers is limited due to the company's customer base and the diversity of its sales throughout the world. The company performs ongoing credit evaluations.

In the year ended August 31, 2002, one customer represented 45%, two customers represented 14% each, and a fourth represented 8% of total revenues.

In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% each of total revenues.

Tax credits receivable from the Canadian federal government and other provincial governments amount to $8,106,000 (2002 - $2,312,000). The company believes there is minimal credit risk associated with the collection of these amounts.

c)

Currency risk

During the year ended August 31, 2003, the company derived approximately 82% (2002 - 64%; 2001 - 59%) of its revenues in U.S. funds. The company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

The company had no derivative instruments outstanding at August 31, 2003 and 2002.

At August 31, 2003, approximately $9,442,000 (2002 - $3,891,000) of the company's liabilities were denominated in U.S. dollars.

d)

Interest rate risk

The company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate production loans as described in note 7.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

19

Segmented information

The company manages its operations in two business segments: production services for projects in which the company does not hold an ultimate financial interest in a film or video program, and proprietary programming, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company operates primarily in Canada and has a newly opened sales office in the U.K., although its programs are distributed throughout the world. Substantially all of the company's property and equipment are located in Canada. Selected information for the company's operating segments, net of inter-company amounts, is as follows:

	Proprietary programming $	Production services $	Other $	Total $

2001
Revenue	45,860	9,017	23	54,900
Gross profits	(5,110)	620	23	(4,467)
Total assets	35,354	10,349	1,567	47,270

2002
Revenue	2,781	3,582	131	6,494
Gross profits	(1,139)	398	131	(610)
Total assets	8,539	658	1,566	10,763

2003
Revenue	20,813	308	344	21,465
Gross profits	2,150	144	344	2,638
Total assets	36,757	148	-	36,905

Gross profits comprise revenue less amortization of film and television programming, production costs, the writedown of the investment in film and television programming, and other costs of production and sales. Other activities comprise corporate functions.

Revenue by geographic location, based on the location of customers, is as follows:

	2003 $	2002 $	2001 $

Revenue
Canada	4,702	2,400	12,750
United States	8,155	4,094	22,850
France	2,771	-	-
Other foreign	5,837	-	19,300

	21,465	6,494	54,900

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

20

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During fiscal 2003, the company paid $101,000 (2002- $nil; 2001- $nil) to a company controlled by a director and officer of the company for executive services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

b)

During fiscal 2003, the company paid $53,000 (2002 - $nil; 2001 - $nil) to a director of the company for legal services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

c)

As described in note 7(b), as at August 31, 2003, the company was indebted to a company controlled by a director and officer of the company in the amount of $1,960,000. This loan bears interest at the rate of prime plus 2% per annum. The loan shall be repayable on the date that is two years following the delivery date of the latest film which was financed or January 31, 2005, whichever is the earlier.

As at August 31, 2003, the company was owed $2,062,000 from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

Subsequent to August 31, 2003, the related party executed a legal right of offset in relation to the above loans.

d)

During fiscal 2003, revenue of $2,843,000, which was recognized after the date of the acquisition as described in note 9(c), originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree to a company owned and controlled by a director and officer of the company.

Other related party transactions and balances have been described in note 7(b) of these financial statements.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

21

Recent Canadian accounting pronouncements

a)

Disposal of long-lived assets and discontinued operations

In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which will be effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing generally accepted accounting principles (GAAP). The company does not expect the adoption of this section to have a significant impact on its financial results.

b)

Impairment of long-lived assets

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for the fiscal year commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The company does not expect the adoption of this section to have significant impact on its financial results.

c)

Hedging relationships

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

d)

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management has not yet determined the extent to which this new guideline will impact the company's financial statements.

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

e)

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on September 1, 2003. The impact of this change in accounting policy on the consolidated financial statements subsequent to implementation date has not been determined.

22

United States generally accepted accounting principles

These financial statements do not include all disclosures required by accounting principles generally accepted in the United States (U.S. GAAP) as permitted by the Securities and Exchange Commission (SEC). These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain respects from U.S. GAAP. Material differences to these consolidated financial statements are as follows:

a)

Application of U.S. GAAP

i)

As described in note 8, for Canadian accounting purposes, during the year ended August 31, 2002, the company recognized a partial gain on the sale of real estate. For U.S. GAAP purposes, no gain is recognized due to the existence of the note receivable. Under U.S. GAAP, this transaction would be accounted for using the deposit method. Under the deposit method, the transaction would not be recognized as a sale. As a result, the company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sale-lease back accounting is appropriate.

ii)

During the year ended August 31, 2001, the company adopted early Statement of Position 00-2, "Accounting by Producers or Distributors of Films", which established revised accounting standards for revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For U.S. GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

iii)

As described in note 13(c), during the year ended August 31, 2001, the company issued warrants for the release of certain security interests and also to retain an investment banker as its financial advisor. For Canadian accounting purposes, the company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For U.S. GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share. Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights. For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the company's policy is described in note 2(g).

iv)

As described in note 9(d), for Canadian accounting purposes, during the year ended August 31, 2003, the company recognized a gain on modification of certain debts and obligations. For U.S. GAAP purposes, the gain has not been recognized. The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with FAS 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of its obligation a set out in note 9.

The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under U.S. GAAP would be as follows:

	2003 $	2002 $	2001 $

Net earnings (loss) - Canadian GAAP	2,859	(7,021)	(14,280)
Gain on sale of asset, net of income tax (note 22 (a)(i))	(91)	(53)	-
Stock compensation expense to service providers (note 22(a)(iii))	-	(44)	(24)
Additional debt discount - warrants (note 22(a)(iii))	(24)	(133)	(60)
Gain on settlement of debt (note 22 (a)(iv))	(3,094)	-	-

Loss before cumulative adjustment to reflect change in accounting for films costs, U.S. GAAP	(350)	(7,251)	(14,364)
Cumulative adjustment to reflect change in accounting for film costs (note 22 (a)(ii))	-	-	(10,736)

Loss - U.S. GAAP	(350)	(7,251)	(25,100)

(33)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Basic and diluted loss per share - U.S. GAAP:

	2003 $	2002 $	2001 $

Loss before cumulative adjustment to reflect change in accounting for films costs - U.S. GAAP	(0.03)	(1.87)	(3.74)
Cumulative adjustment to reflect change in accounting for film costs	-	-	(2.79)

Basic and diluted net loss per share - U.S. GAAP	(0.03)	(1.87)	(6.53)

Under U.S. GAAP, total assets, liabilities and shareholders' equity would be:

	2003 $	2002 $

Total assets	36,844	14,774
Liabilities	37,926	20,070

Shareholders' deficiency	(1,082)	(5,296)

b)

Stock-based compensation

As described in note 13, the company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the company. For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of employee stock options and other forms of stock-based compensation in the determination of income. The company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25 and related interpretations. As options and warrants are granted at exercise prices based on the market value of the company's shares at the date of grant, no adjustment for employee compensation expense is required.

Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied to employee awards must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk-free interest rate over the term of the option.

(34)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company's calculations applied are based on the expected life of all options granted equalling 60% (2002 and 2001 - 60%) of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk-free interest rates are:

	2003%	2002%	2001%

Volatility	130	189	104
Risk-free interest rate	1.89	3.38	4.40

Pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2003 $	2002 $	2001 $

Loss - U.S. GAAP	(350)	(7,251)	(25,100)
Stock compensation expense as determined under the fair value based method for all awards	(73)	(22)	(589)

Pro forma loss - U.S. GAAP	(423)	(7,273)	(25,689)

Pro forma basic and diluted loss per share - U.S. GAAP	(0.04)	(1.87)	(6.68)

Pro forma basic and diluted loss per common share before the cumulative adjustment to reflect the change in accounting policy in 2001 was $3.58.

The per share weighted average fair value of stock options granted during 2003 was $0.50 (2002 - $0.30; 2001 - $3.58) on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

c)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2003 $	2002 $	2001 $

Balance - Beginning of year	197	50	66

Charges to expenses
Expensed	-	1,823	911
Recovered/written off	-	(1,676)	(927)

Balance - End of year	197	197	50

(35)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

d)

Recent U.S. accounting pronouncements

i)

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. While management has not yet determined the effect that the adoption will have on its financial statement the new standard may have an impact.

ii)

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

The company has adopted SFAS 150 in respect of the conversion instrument which relates to the indebtedness and obligations previously due to Fremantle and Comerica (note 9(d)).

(36)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123". SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in note 22(b) of this reconciliation to U.S. GAAP.

iv)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of this standard did not have a material impact on the results of operations or financial position of the company.

(37)

Exhibit 2 -  Information Circular

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS,

 AND

CLASS MEETINGS OF THE MEMBERS HOLDING CLASS A MULTIPLE VOTING SHARES

AND CLASS B SUBORDINATE VOTING SHARES,

OF PEACE ARCH ENTERTAINMENT GROUP INC.

TAKE NOTICE that the Annual and Extraordinary General Meeting of the Members, and Class Meetings of Members holding Class A Multiple Voting Shares and Class B Subordinate Voting Shares, of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") will be held at The Toronto Board of Trade, 3rd Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1C1 on:

February 11, 2004

at the hour of 10:00 o'clock in the forenoon (Eastern Standard Time) for the following purposes:

1.

to receive the Report of Directors;

2.

to receive the financial statements of the Company for its fiscal year ended August 31, 2003 and the report of the Auditors thereon;

3.

to determine the number of directors and to elect directors;

4.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

5.

to pass an ordinary resolution authorizing the directors to arrange from time to time additional private placements that are substantially at arm's-length, in accordance with The Toronto Stock Exchange guidelines, not materially affecting control of the Company and not to exceed the number of issued and outstanding shares in the aggregate of the Company;

6.

to pass a special resolution, and Separate Resolutions of the members holding Class A Multiple Voting Shares and of the members holding Class B Subordinate Voting Shares, altering the Company's Memorandum and Articles by abrogating the special rights and restrictions attached to all of the issued and unissued Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company and naming and designating such shares as common shares without par value and deleting Part 28 "Class A Multiple Voting Shares and Class B Subordinate Voting Shares" of the Articles of the Company, so that the Memorandum, as altered, shall be in the form attached as Exhibit I to Appendix I to the Information Circular accompanying this Notice;

7.

to pass a special resolution altering the Company's Articles by deleting Article 29 "Restrictions on the Issue and Transfer of Shares";

8.

to pass a special resolution to approve the continuation of the Company from being a corporation governed by the British Columbia Company Act  to a corporation governed by the Ontario Business Corporations Act;

9.

to transact such other business as may properly come before the Meetings.

TAKE NOTICE that pursuant to the Company Act (British Columbia) (the "Company Act"), holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company may, until February 9, 2004, give the Company a notice of dissent by registered mail addressed to the Company at its registered office, 1710 Columbia Street, Vancouver, British Columbia, with respect to the special resolution approving the continuation of the Company.  As a result of giving a notice of dissent a member may, on receiving a notice of intention to act under Section 207 of the Company Act, with respect to the special resolution approving the continuation, require the Company to purchase all of such member's

2

shares in respect of which the notice of dissent was given.  This right is described in the Information Circular accompanying this Notice.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meetings is entitled to appoint a proxy holder to attend and vote in his or her place.  If you are unable to attend the Meetings, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meetings.  Unregistered shareholders who received the enclosed Form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Toronto, Ontario, this 1st day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Howsam"

President and Chief Executive Officer

3

Suite 407 - 124 Merton Street, Toronto, Ontario, M4S 2Z2
Telephone:  416-487-0377

INFORMATION CIRCULAR

AS AT AND DATED THE 1ST DAY OF JANUARY, 2004

(unless otherwise noted herein)

This Information Circular accompanies the Notice of the Annual and Extraordinary General Meeting of Members, and of the Class Meetings of the Members holding Class A Multiple Voting Shares and Class B Subordinate Voting Shares, of Peace Arch Entertainment Group Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at those Meetings and at any adjournment thereof.  Each of the respective Meetings is sometimes hereinafter referred to as the "Meeting".

PERSONS OR COMPANIES

MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those members so desiring may be represented by proxy at the Meeting.  The persons named in the enclosed form of proxy are directors or officers of the Company.  A member has the right to appoint a person (who need not be a member) to attend and act on his behalf at the Meeting other than the persons named as proxy holders in the form of proxy accompanying this Information Circular.  To exercise this right, the member must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.

The instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or at the Head Office of the Company at the address set out above, not less than 48 hours prior to the time of the holding of the Meeting or any adjournment thereof. Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY.  WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE MEMBER'S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY GIVES THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SHARES AND

PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Class A Multiple Voting Shares without par value, 100,000,000 Class B Subordinate Voting Shares without par value and 25,000,000 preference shares without par value.  As at January 1, 2004, there are 939,374 Class A Multiple Voting Shares, 16,344,305 Class B Subordinate Voting Shares and no preference shares issued and outstanding.   At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and, on a poll, every member present in person or represented by proxy or other proper authority and entitled to vote shall have ten (10) votes for each Class A Multiple Voting Share and one (1) vote for each Class B Subordinate Voting Share of which such member is the registered holder.  The chairman of the Meeting has the right not to conduct a vote by way of ballot on a matter unless a poll is demanded by a member or proxy holder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting in respect of that matter. The same rules apply for Class Meetings.

A quorum for the Annual and Extraordinary General Meeting (sometimes hereinafter referred to as the "AGM") is two members present in person or represented by proxy holding not less than 33 1/3% of the issued and outstanding shares of the Company .  A quorum for the Class Meetings is one person holding or representing by proxy one-third of the issued shares of the respective Class.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

		Number of Securities		Percentage of Class
Name	Type of Ownership	Class A	Class B	Class A	Class B
CPC Communications Inc.(1)	Direct	287,919	8,045,414	30.1%	49.2%

 (1) CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company and nominee for director.

The directors have determined that all members of record as of the 6th day of January, 2004 will be entitled to receive notice of and to vote at the AGM and that all members holding Class A Multiple Voting Shares or Class B Subordinate Voting Shares, respectively, as of the 6th day of January, 2004 will be entitled to receive notice of and to vote at the respective Class Meetings.

Restrictions on the Issue and Transfer of Shares

The power of the Company to issue any of its shares or any security currently convertible into any of its shares and the right of any holder of the Company's shares to transfer such shares is restricted in the manner set out in the Company's Articles for the purposes of ensuring that the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, is and remains eligible for incentives, loans, grants, tax credits and other financial assistance available only to Canadians.  At the AGM, all members will be asked to remove this restriction.

ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Members unless that person ceases to be a Director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees listed below.

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MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE  AGM ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be fixed at eight (8) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and by applicable law.  The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name and Present office held	Director Since	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular		Principal Occupation and if not at present an elected director, occupation during the past five (5) years
		Class A Shares	Class B Shares
Gary Howsam Toronto, Ontario President and CEO	January 20, 2003	287,919 [1]	8,045,414 [1]	President and CEO of Peace Arch Entertainment Group Inc.
Richard K. Watson Toronto, Ontario Secretary	January 20, 2003	-	1,250,000	Self Employed Lawyer
Juliet Jones Vancouver, B.C.	February 22, 2001	9,981	7,410	Consultant
Nelson Thall Toronto, Ontario	January 20, 2003	-	-	Media Scientist, Independent Contractor
Ian Fodie Vancouver, B.C.	March 25, 2003	-	-	VP Finance, Historical Xperiences, former CFO of Sextant Entertainment Group Inc.( 2000-2002) and former CFO of International Keystone Entertainment Inc.(1995-2000)
Charles Falzon Acton, Ontario	August 27, 2003	-	-	Former CEO, Catalyst Entertainment and former President, Gullane Entertainment PLC (1998-2002)
Mara Di Pasquale Toronto, Ontario Chief Financial Officer	Nominee	-	-

CFO and COO of Peace Arch Entertainment Group Inc. Former VP, Finance-entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. (2000 - 2003), former Sr. VP, Finance for Lions Gate Film Inc. (1988-2000)

D. Jeffrey Andrick Los Angeles, CA	Nominee	-	-

President of XL. Ent Media Group.  Former Manager and First Vice President of Comerica's Entertainment Industries Group.  Prior to Comerica , held entertainment lending positions at Imperial Bank and City National Bank

[1] Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

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All of the nominees are residents of Canada other than D. Jeffrey Andrick who is a resident of the United States of America.  At January 1, 2004, the Company has Audit (Ian Fodie, Charles Falzon and Nelson Thall), Executive/Corporate Governance (Juliet Jones, Richard Watson and Nelson Thall), Greenlight (project approval) (Gary Howsam and Richard Watson) and Compensation (NelsonThall and Richard Watson) Committees,  the members of which are to be appointed for the ensuing year.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act (British Columbia) at Vancouver, British Columbia on the 17th day of December, 2003.

EXECUTIVE COMPENSATION

(Form 41, B.C. Securities Act)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" of an issuer for a financial year, means an individual who at any time during the year was,

(a)

the chair of the issuer, if that individual performed the functions of the office on a full-time basis;

(b)

a vice-chair of the issuer, if that individual performed the functions of the office on a full-time basis;

(c)

the president of the issuer;

(d)

a vice-president of the issuer in charge of a principal business unit, division or function such as sales, finance or production;  and

(e)

an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the issuer,

whether or not the individual was also a director of the issuer or any of its subsidiaries.

"Named Executive Officer" means the CEO regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and any individuals whose total salary and bonus during the most recently completed financial year exceeded $100,000 whether or not they were an executive officer at the end of such financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 2003 in respect of the Named Executive Officers.  At the end of the most recently completed financial year, the Company had one Named Executive Officer, Gary Howsam, Juliet Jones, a former Named Executive Officer having ceased to be CEO and President prior to the fiscal year end.  There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, President and CEO	2003	101,115	Nil	Nil	Nil	N/A	Nil
Juliet Jones, Former President and CEO[2]	2003	126,205	21,875	N/A	Nil	Nil	115,000[3]
	2002	168,445	Nil	Nil	100,000[4]	Nil	Nil
	2001	157,417	Nil	Nil	50,000[4]	Nil	Nil

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[1]

Ended 31st August.

[2]

Chief Financial Officer ("CFO") until March 27, 2001.  CEO from March 27, 2001 and President/CEO from December 1, 2001 to January 20, 2003.

[3]

Severance payments: $100,000 pursuant to a non-compete agreement and $15,000 upon termination of employment, which have been paid in full.

[4]

Class B Subordinate Voting Shares.

LONG TERM INCENTIVE PLANS -

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long term incentive plan awards during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Howsam	Nil	N/A	N/A	N/A	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities acquired on exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Gary Howsam	Nil	N/A	Nil/Nil	N/A / N/A

Except for the Company's Amended Share Option Plan and Compensation (Performance Bonus) Plan and except as noted below under "Employment Agreements", there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Employment Agreements

Effective 20th December, 2002, the Company entered into an Employment Services Agreement with CPC Communications Inc, an Ontario company controlled by the family of Gary Howsam, a Named Executive Officer.  The Agreement provides for a fee  of $150,000 per annum for the year ended 31st December, 2003 , $165,000 per annum for the year ended 31st December, 2004, and $180,000 per annum for the year ended 31st December, 2005 as well as participation in such executive bonus plans as shall be implemented by the Company.

Directors

During the most recently completed financial year ended August 31, 2003, the Directors of the Company were paid a yearly retainer of $5,000.  As well, Directors were paid $500 for each Directors' or Committee Meeting attended in person

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and $300 for each Directors' or Committee Meeting attended by conference call.  Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member.

Set forth below is a list of all stock options granted by the Company pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (British Columbia) of the Company, outstanding and exercisable at the date of this Information Circular.

Name of Optionee	No. of Class A Shares	No. of Class B Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors
Nelson Thall	0	10,000	$0.50	January 20, 2003	January 20, 2006

Richard Watson	0	10,000	$0.50	January 20, 2003	January 20, 2006

Ian Fodie	0	10,000	$0.80	September 18, 2003	September 18, 2006

Other Insiders of the Company
Blair Reekie	0	25,000	$0.30	August 21, 2002	August 21, 2005

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the most recently completed financial year and currently, the Company was and remains indebted to a company controlled by a director and officer of the Company in the principal amount of $1,960,000 on account for production indebtedness.  The principal amount of this indebtedness bears interest at the rate of prime plus 2% per annum and is repayable on the date which is two years following the outside delivery date of the latest film or January 31, 2005.  The Company also has an accounts receivable balance from the same company in the amount of $2,062,000.  These accounts receivable balances are non-interest bearing unsecured and have no repayment date.  The net receivable for the above company controlled by a director and officer of the Company, therefore, amounts to $102,000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On January 30, 2003, CPC Communications Inc., a company controlled by the family of Gary Howsam, a director and officer of the Company, acquired 8,333,333 Class B Subordinate Voting Shares at the deemed price of $0.30 per share in exchange for assets acquired by the Company. This transaction was fully disclosed in the Company's Information Circular dated December 18, 2002.

On January 30, 2003, Richard Watson, a director of the Company, purchased from treasury 1,250,000 Class B Subordinate Voting Shares at a price of $0.30 per share as part of a larger private placement of 5,000,000 Class B Subordinate Voting Shares at a price of $0.30 per share.  This transaction was fully disclosed in the Company's Information Circular dated December 18, 2002.

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

At the AGM, members will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, BC, Canada V6C 3S7 as the Company's auditors to hold office until the next annual general meeting of members, and to authorize the directors to fix their remuneration.   PricewaterhouseCoopers were first appointed as the Company's auditors on March 15, 2003 following the resignation of KPMG LLP, Chartered Accountants who were first appointed in February 1999.  To the knowledge of the directors and officers of the Company, there have been no disagreements, unresolved issues or consultations with the former auditors, KPMG LLP, Chartered Accountants.  It is the intention of management of the

6

Company to vote the proxy solicited hereby, unless the shareholder directs therein that his/her shares be withheld from voting on the appointment of auditors, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the Company's auditors.  Please refer to the reporting package attached hereto as Appendix III.  The reporting package includes a notice of change of auditors, letter from the former auditor and a letter from the successor auditor.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the rules of The Toronto Stock Exchange (the "TSX"), the Company is required to disclose information relating to its system of corporate governance, with reference to the guidelines set out in the TSX Company Manual (the "Guidelines").  The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Approval of Future Private Placements

In order for the Company to raise funds to expand its activities, the Company may require further funding which would be raised under one or more private placements.

At the AGM, the members will be asked to pass an ordinary resolution authorizing the Board of Directors to enter into one or more private placements, in the 12 month period following the AGM, to issue additional shares to subscribers who are substantially at arm's length to the Company.  Pursuant to the rules adopted by The Toronto Stock Exchange (the "TSX"), shareholder approval is required for the issuance of shares by private placement of more than 25% of the number of shares which are outstanding (on a non-diluted basis) in any six month period.   Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.  The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to expand its activities.  The issuance of shares pursuant to these private placements will not materially affect control of the Company.  Each such private placement will be made in accordance with applicable by-laws and rules of the TSX, which require the approval of the TSX prior to completion of each individual private placement.  These rules provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts as set forth below:

MARKET PRICE	MAXIMUM DISCOUNT THEREFROM

$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

As well, warrants may accompany shares issued under the private placement, where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Paragraph 620 of the TSX Company Manual (the "Manual") provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions.  The Manual, however, permits this restriction to be relaxed with shareholder approval on certain terms.

Shareholders are being asked, therefore, to pass a resolution authorizing additional private placements which would take place within one year of the date of the AGM. Such future private placements will be subject to the following terms:

(i)

All of the private placements will be carried out in accordance with the guidelines of the TSX in accordance with paragraphs 619 and 622 of the Manual;

(ii)

Such future private placements would not result in additional shares of the Company being issued in any amount exceeding the number of issued and outstanding shares (in the aggregate) of the Company;

(iii)

Any of the future private placements would be substantially at arm's length and would not materially affect the control of the Company.

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The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the AGM.  In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of TSX unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the AGM is set forth under A. in Appendix "I" attached to this Information Circular.

B.

Approval of Capital Reorganization

In 1999, the shareholders approved the Company's adoption of a new capital structure reflecting the practice at the time of a number of companies in Canada, particularly those in activities related to culture or broadcasting, and the Company's current two classes of participating shares, namely Class A Multiple Voting Shares without par value ("Class A Shares") and Class B Subordinate Voting Shares without par value ("Class B Shares") were created.  The purpose of the adoption of such capital structure at the time was to ensure that the Company continued to be controlled in Canada, thereby permitting continued eligibility as a Canadian corporation within the meaning of the Canadian Radio-Television and Telecommunications Commission ("CRTC") rules, and thus permitting the Company to obtain capital from foreign as well as Canadian sources by an issue of participating shares without affecting these benefits.

Subsequently, the Class B Shares were listed on the Toronto and American Stock Exchanges, while the Class A Shares are listed on The Toronto Stock Exchange only.  Part 28 "Class A Multiple Voting Shares and Class B Subordinate Voting Shares" of the Company's Articles ("Part 28") provides that, except for voting rights, rights with respect to dividends and conversion rights, the Class A Shares and Class B Shares have the same rights in all respects.  The Class A Shares carry 10 votes per share held, while the Class B Shares carry one vote per share.  Subject to the prior rights of holders of preferred shares, if any, the Class B Shares share pro rata in any dividend declared, paid or set aside for payment by the Company on the Class A Shares, however the board of directors has the right to declare dividends on the Class B Shares without declaring dividends on the Class A Shares.  Finally, each Class A Share is convertible at any time, at the option of its holder, into one Class B Share, but Class B Shares are only convertible into Class A Shares in the event that an offer is made to purchase Class A Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed, be made to all or substantially all the holders of Class A Shares in a province of Canada to which the requirement applies, in which event each Class B Share will become convertible at the option of the holder, at any time while the offer is in effect, into one Class A Share, although this conversion right may only be exercised for the purpose of depositing the resulting Class A Shares on behalf of the shareholder.

Since the adoption of this capital structure, the underlying concerns relative to ensuring maintenance of the Company's eligibility as a Canadian corporation have reduced as a consequence of various transactions carried out with Canadian investors.  Furthermore, the Company is aware of the confusion in the market place resulting from two classes of participating shares and of the inequity of not having the Class A Shares listed on the American Stock Exchange.  Accordingly, management of the Company is proposing that the distinctions between the Class A Shares and the Class B Shares be eliminated, such that there would be only one class of common shares of the Company, by eliminating all of the special rights and restrictions attached to the Class A Shares and Class B Shares and naming and designating such shares as common shares without par value and by deleting Part 28 of the Articles.  Each common share will rank equally with the others in all respects including voting (each common share carrying one vote per share), dividend entitlement and participation in assets on winding up.

To effect this capital reorganization, the Company's Memorandum and Articles will have to be altered.  The British Columbia Company Act ("BCCA") and the Articles of the Company provide that shareholders must pass a special resolution in order to amend the Company's Memorandum and Articles.  A "special resolution" is a resolution passed by a majority of not less than three-quarters (3/4) of the votes cast by those members who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days' notice specifying the intention to propose the resolution as a special resolution has been given.  A special resolution takes effect upon its filing with the British Columbia Registrar of Companies.

At the AGM, the members of the Company will therefore be invited to consider and, if deemed appropriate, pass a special resolution which, among other things, provides for amending the Memorandum and Articles of the Company in order to (i) abrogate the special rights and restrictions attached to, and name and designate as common shares without par value, all issued and unissued Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value and (ii) effectively cancel the existing Class A Multiple Voting Shares without par value and Class B Subordinate Voting Shares without par value.  The special resolution also provides for the altering of the Memorandum of the Company to reflect this capital reorganization so that it shall be in the form attached as Exhibit 1 to Appendix "I" attached to this Information Circular, and for altering of the existing Articles of the Company by deleting Part 28 - Class A Multiple Voting Shares and Class B Subordinate Voting Shares.  The text of the special resolution to be submitted to the shareholders at the AGM is set forth under B.1 in Appendix "I" attached to this Information Circular.

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The Articles of the Company also provide that no right or special right attached to any issued shares of the Company may be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate meeting of the holders of the shares of each such class by a majority of three-quarters (3/4) of the issued shares of such class.  The BCCA has similar provisions but requires consent by separate resolution of the members of each such class by a majority of three quarters (3/4) of the votes cast.  The BCCA defines a "separate resolution" as a resolution that has been submitted to all the members who hold shares of a particular class or series and that is consented to in writing by all those members or passed by the required majority at a class meeting or series meeting.  As the Articles have a higher threshold for consent than the BCCA, for purposes of the Class Meetings, "Separate Resolution" shall mean a resolution that has been submitted to all the members who hold shares of a particular class and that is passed by a majority of three quarters (3/4) of the issued shares of such class at a class meeting.

Because the rights or special rights relative to voting, dividends and conversion will be prejudiced or interfered with by their deletion if the special resolution is passed, members holding Class A Shares and members holding Class B Shares will each be invited to consider and, if deemed appropriate, pass a Separate Resolution consenting thereto.  The text of the Separate Resolutions to be submitted to the Class A shareholders and Class B shareholders at the respective Class Meetings is set forth under B.2 and B.3, respectively, in Appendix "I" attached to this Information Circular.

Furthermore, the BCCA and Articles provide that no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any class of shares of a reporting company shall be submitted to any general meeting or class meeting of members unless the Executive Director under the British Columbia Securities Act shall have first consented to the resolution.  The Company is in process of applying for such consent.

The Company, due to considerations of cost and time, considered it unwarranted to seek or obtain an advance tax ruling from Canada Customs and Revenue Agency in respect of the proposed capital reorganization.  The Company has, however, obtained advice from its auditors, PricewaterhouseCoopers, LLP, with respect to the proposed capital reorganization, and the general income tax consequences thereof, that a risk exists to those holders of Class A Multiple Voting Shares who have not converted their Class A Multiple Voting Shares into Class B Subordinate Voting Shares before the special resolution and Separate Resolutions approving the capital reorganization take effect.

If the special resolution and Separate Resolutions are passed, the special resolution will be filed with the British Columbia Registrar of Companies as soon as deemed appropriate by the Board of Directors of the Company but will not take effect until at least 15 days after the special resolution and Separate Resolutions are passed. As soon as deemed appropriate by the Board of Directors of the Company after the effective date of the special resolution, the Company will send a Letter of Transmittal to each shareholder requesting that the shareholder exchange certificates representing Class A Multiple Voting Shares not theretofore converted into Class B Subordinate Voting Shares, and Class B Subordinate Voting Shares, for certificates representing the appropriate number of common shares to which such shareholder is entitled. The exchange will be effected by the shareholder mailing or delivering his/her share certificates to CIBC Mellon Trust Company, the Company's registrar and transfer agent in Vancouver or Toronto, which will then send the certificates representing the common shares to the shareholder.

No separate approval of the Company's shareholders or holders of rights to purchase or convert under currently outstanding Stock Option Agreements, Share Purchase Warrants or Conversion Rights Certificates is required inasmuch as the capital reorganization is permitted pursuant to the respective terms thereof.  Similarly, no change is required to be made to the Company's Amended Share Option Plan.

It is expected that the common shares will commence trading on the Toronto and American Stock Exchanges shortly after the filing of the special resolution.

CERTAIN U.S. SECURITIES LAW ISSUES

Upon completion of the capital reorganization, the Company will have outstanding approximately 17,283,679 common shares.  Of the outstanding common shares, 750,000 to be issued in exchange for the 750,000 Class B Shares which were originally issued in 1999 pursuant to the Company's U.S. Registration Statement (File No. 333-10354) will be freely tradeable in the U.S. under the U.S. Securities Act without restriction or limitation, except for any such shares held by "affiliates" of the Company, as the term is defined in Rule 144 of the U.S. Securities Act.  As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer, and generally will be deemed to include all executive officers and directors of the Company.

The remaining 16,533,679 common shares to be outstanding, including all common shares to be issued in exchange for Class A Shares, will not have been registered under the U.S. Securities Act and therefore will be treated as "restricted securities" under such Act and may be publicly sold in the U.S. only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 or Regulation S promulgated under the U.S. Securities Act.  However, under these exemptions, approximately 3,200,346 common shares, including all common shares issued in exchange for Class A Shares, other than any common shares held by affiliates, generally will be eligible for resale in the U.S. without

9

registration and therefore will be freely tradeable in the U.S.  In addition, approximately 13,333,333 common shares issued in exchange for those Class B Shares which were originally issued in private placements within the previous two years, other than any common shares held by affiliates, generally will be eligible for resale in the U.S. one year following the date of issuance of such Class B Shares, subject to compliance with the requirements of Rule 144.

In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned or deemed to have beneficially owned "restricted securities" for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding common shares (approximately 172,837 shares after completion of the capital reorganization), and the average weekly trading volume in the common shares during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the U.S. Securities and Exchange Commission, provided manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied.  Under Rule 144(k), a holder of "restricted securities" who is not an affiliate generally would be entitled to publicly sell shares in the U.S. without regard to the limitations described above if at least two years has elapsed since the later of the date the securities were issued by the Company or acquired from an affiliate of the Company.  Any common shares held by affiliates generally may only be publicly sold in the U.S. in accordance with the requirements of Rule 144 or pursuant to a registration statement or another exemption therefrom.

INCOME TAX CONSEQUENCES

Canadian Federal Income Tax Consequences

The Company's auditors, PricewaterhouseCoopers LLP, have advised that the following general summary fairly describes the principal Canadian and US federal income tax consequences associated with the alteration to the Company's share capital as outlined above to shareholders of the Company whose shares constitute capital property for the purposes of the Income Tax Act (Canada) (the "Act") and the Internal Revenue Code of 1986.

In connection with the Canadian federal income tax considerations, the comments are based on and limited to the current provisions of the Act and regulations ("ITA") and such auditor's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA") up to the date of this advice.  The comments take into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) up to January 9, 2004, although there is no certainty such proposals will be enacted in the form proposed, if at all.  In connection with the US federal income tax considerations, the summary is based on and limited to the current provisions of the Internal Revenue Code of 1986, as amended including Treasury Regulations issued under the authority thereof and such auditor's understanding of the current administrative rulings and practices of the Internal Revenue Service.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any shareholder, and no representation with respect to the Canadian and US income tax consequences to any shareholder is made.  The comments do not address consequences peculiar to persons subject to special provisions of US federal income tax law and do not cover any US state, local or foreign tax consequences.  Accordingly, shareholders should consult their own tax advisors for advice with respect to the Canadian and US income tax consequences to them of the conversion of shares and the passage of the special resolution.

The shares of the Company will generally constitute capital property to a shareholder unless the shareholder is a trader or dealer in securities or is engaged in a venture in the nature of trade with respect to such shares.  A Canadian resident shareholder, other than a trader or dealer in securities, whose shares might not otherwise qualify as capital property, may be entitled to obtain such qualification by making an irrevocable election pursuant to the provisions of subsection 39(4) of the Act.  A non-resident cannot elect under subsection 39(4) of the Act.  Any shareholder contemplating making such an election should first consult his/her tax advisor, as its completion will affect the income tax treatment of his/her disposition of other Canadian securities.  For the purposes of the analysis done by PricewaterhouseCoopers LLP, it has been assumed that the shares constitute capital property to each shareholder.

The consequences of the conversion of shares and the passage of the special resolution to shareholders of the Company whose shares do not constitute capital property will be significantly different than those described below and such shareholders should consult their own independent tax advisor regarding this matter.

Canadian Tax Implications

A.  Tax implications to Class A shareholders of exercising their conversion privilege to convert Class A shares into Class B shares.

Both Canadian shareholders and US shareholders subject to tax in Canada will be eligible for a deferral of Canadian income tax on the conversion of their Class A shares into Class B shares under Section 51 of the Act on the basis that Class A shareholders acquire Class B shares in exchange for Class A shares and no consideration other than the Class B shares is received by the shareholders for the Class A shares.

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Section 51 of the Act deems the exchange of shares not to be a disposition of the Class A shares.  Consequently, Class A shareholders are not required to report a disposition of shares on their Canadian personal income tax return.  Under Section 51 of the Act, the adjusted cost base of the Class B share received on the conversion will be the adjusted cost base of the Class A share prior to the conversion.  No election is required to be filed for the shareholder to be eligible for the provisions of Section 51.

B.  Tax implications to Class A shareholders who do not exercise their conversion privilege to convert Class A shares into Class B shares, and the special resolution to abrogate the special rights and restrictions attached to the Class A shares is passed.

There are two ways CCRA may regard the abrogation of the special rights and restrictions attached to the Class A shares:

View 1 - The transaction is a non-event for tax purposes.  The abrogation of the special rights and restrictions attached to the Class A shares may be characterized as an amendment to the terms and conditions of the Class A shares that is not considered to be of sufficient substance to be regarded as a disposition of those shares.   CCRA has indicated that this may be the case where a change in the number of votes per share neither enhances nor impairs the ability of any one shareholder to influence the day-to-day affairs of the corporation.  If there is no disposition of shares for Canadian tax purposes, Canadian and US shareholders have no reporting obligations to CCRA.  There will be no change to the adjusted cost base of the Class A shares.

View 2 - The transaction is a disposition of the Class A share.  The abrogation of the special rights and restrictions attached to the Class A shares may be considered to be a disposition of the Class A share and an acquisition of a new share.  The transaction may be considered eligible for deferral of Canadian income tax on the disposition under Section 86 of the Act on the basis that it is in the course of a reorganization of capital of Peace Arch, but it is not clear whether CCRA would accept this position.  If it is determined that the transaction does not meet the conditions required by Section 86, the disposition may not be eligible for a tax deferral.

Both Canadian shareholders and US shareholders subject to tax in Canada are required to report a disposition of Class A shares on their Canadian personal income tax return.  If Section 86 does not apply, a capital gain or loss may result from the disposition.

The view that CCRA will adopt will depend of their analysis of the significance of the change of the loss of special rights and restrictions on the Class A shareholders.  Class A shareholders who do not exercise their conversion privilege prior to Peace Arch effecting the special resolution to abrogate the special rights and restrictions of the Class A shares will be exposed to the risk of a taxable capital gain arising from the transaction.

C.  Tax implications to Class B shareholders of the passage of the special resolution to abrogate the special rights and restrictions attached to the Class B shares.

There should be no effective change to rights of Class B shareholders as a result of the abrogation of special rights and restriction attached to the Class B shares since the rights and restrictions have no meaning at this point in time and the Class B shares are now identical to the Class A shares.  This change to the shares should not be considered to be of sufficient substance to be regarded as a disposition of those shares and accordingly there should be no tax consequences of this resolution.

D.  Tax implications to the Class A and Class B shareholders of renaming the shares and designating them as common shares without par value.

Since the Class A and Class B shares are identical at this point in time, their values will be identical and the renaming of the shares should not be considered to be of sufficient substance to be regarded as a disposition of those shares.  There should be no tax consequence of the renaming of the shares.

US Tax Implications

The conversion of the Class A shares into the Class B shares, the abrogation of the rights and restrictions of the Class A and Class B shares and the subsequent renaming and designation as common shares would likely qualify as non-recognition transactions for federal tax purposes and as such any gain or loss on the exchange of shares should be deferred for tax purposes.

The preceding assessment was based on the assumption that the Company is not and has not been a controlled foreign corporation and that no U.S. shareholder holds directly, indirectly or constructively 10% or more of the stock of the Company.  If this assumption is incorrect, U.S. shareholders may be required to include in taxable income, an amount equal to their allocable portion of the Company's earnings and profits.

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The determination that the renaming of shares would be a non-taxable transaction was also based on the assumption that the value of the Class A, Class B and common shares is equal, that both the Class A and Class B shares would be classified as common shares for federal tax purposes and that all shares are held as capital property by each shareholder.  However, if the fair market value of the stock received and the stock surrendered in the exchange is not equal, the exchange remains a recapitalization, but any excess value may be taxed according to the nature of the transaction. Depending on the circumstances, any such excess value may be treated as compensation, a gift, a dividend or a similar transfer.

For purposes of determining the classification of capital gains or losses, the holding period of the renamed stock, should include the period that the shareholder held their respective Class A or Class B shares.

All U.S. shareholders must attach to their income tax return for the taxable year in which the exchange takes place, a complete statement of all facts pertinent to the non-recognition of gain or loss upon such exchange.

C.

Approval of Removal of Restrictions on Issue and Transfer of Shares

In 1999, the Company's shareholders also approved the implementation of certain measures to protect the Company's eligibility for various incentives, tax credits and other financial assistance available only to Canadian corporations, by adopting Article 29 "Restrictions on the Issue and Transfer of Shares" ("Article 29") of the Company's Articles.  Article 29 restricts the issuance or transfer of any of the Company's shares to any person who is not "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issuance or transfer would cause the Company to cease to be eligible for incentives, tax credits or other financial assistance.

Management of the Company is of the view that such restrictions are no longer necessary for the same reasons as set forth above in respect of the proposed capital reorganization and that Article 29 should be deleted.  Also as noted above, shareholders must pass a special resolution to amend the Company's Articles to delete Article 29 and, accordingly, at the AGM, the members of the Company will be invited to consider and, if deemed appropriate, pass a special resolution which provides for the amendment of the Company's Articles by deleting Article 29.  The text of the special resolution to be submitted to the shareholders at the AGM is set forth under C. in Appendix "I" attached to this Information Circular.

D.

Continuation Under the Ontario Business Corporations Act

Management of the Company seeks the approval of the members to permit a continuation (the "Continuation") of the Company from being a corporation governed by the laws of British Columbia to being a corporation governed by the laws of Ontario under the Ontario Business Corporations Act for the reasons set forth below.  Before the Continuation can be implemented, the continuation resolution set out under D. in Appendix "I" attached to this Information Circular (the "Continuation Resolution") must be passed by the members by at least 75% of the votes cast at the AGM.  If the Continuation Resolution is passed, then management of the Company will determine the timing and filing of the necessary documents to effect the Continuation.

In conjunction with the application for the Continuation, the members will be asked to approve the amendment of the existing Memorandum of the Company under the British Columbia Company Act (the "BCCA") by substituting therefor the provisions of the Articles of Continuation under the Ontario Business Corporations Act (the "OBCA") and the adoption of Bylaw No. 1 under the OBCA in place of the existing Articles of the Company under the BCCA.  A copy of the proposed Articles of Continuation is attached to this Information Circular as Exhibit II to Appendix I and a copy of Bylaw No. 1 will be available for review by the members of the Company at the Company's registered office in Vancouver, British Columbia and at the AGM.

Members have the right to dissent with respect to the Continuation Resolution.  See the heading "Dissenting Shareholders" below.

Purpose

The Company's head office is located in Toronto, Ontario and a majority of its operations and employees are in Ontario.  Furthermore, a majority of its directors and the largest shareholders are also in Ontario.  Management wishes to effect the Continuation from British Columbia to Ontario to reflect the more concentrated scope of its business, operations and ownership in that Province.

Comparison of the BCCA and the OBCA

The OBCA differs from the BCCA but provides shareholders with similar rights, including rights of dissent and appraisal and rights to bring derivative and oppression actions.  A summary of the major differences between the BCCA and the OBCA follows, however it is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Company's Continuation under the OBCA.

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Sale of Company's Undertaking

Under the BCCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with shareholder approval by not less than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting.

The OBCA requires approval by not less than two-thirds of the votes cast by shareholders of each class or series of a corporation entitled to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation.

Amendments to Charter Documents

Any substantive change to the corporate charter of a company under the BCCA, such as an alteration of the restrictions, if any, of the business carried on by the company, a change in the name of the company, an increase or reduction of the authorized capital of the company or continuation of a company out of the jurisdiction requires a special resolution passed by not less than three-quarters (3/4) of the votes cast by shareholders voting in person or by proxy at a general meeting of the Company.  Other fundamental changes, such as an alteration of the Company's articles to create, vary or abrogate special rights and restrictions attached to issued shares or a proposed amalgamation, requires a special resolution passed by not less than three-quarters of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the Company and the holders of each class of shares adversely affected by an alteration of the company's articles to create, vary or abrogate special rights and restrictions.  As well, the holders of not less than 10% of the voting shares of the company who voted against, or of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares who voted against, may apply to the court to have the resolutions approving the change set aside.

Under the OBCA, such changes require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the rights of the holders of a class of shares are affected differently by the alteration than those of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class.  A resolution to amalgamate an OBCA corporation, other than corporations which are wholly-owned, requires a special resolution passed by the holders of each class of shares.

Rights of Dissent and Appraisal

The BCCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair market value of such shares.  The dissent right has application where the company proposes to:

(a)

continue out of the jurisdiction;

(b)

provide financial assistance to a person for the purchase of the company's shares;

(c)

sell the whole or substantially the whole of the company's undertaking;

(d)

enter into a statutory amalgamation; or

(e)

sell the whole part of its business or property on liquidation.

The OBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BCCA.

Oppression Remedy

Under the BCCA, a shareholder of a company has the right to apply to court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder.  On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

The OBCA contains rights that are viewed as broader in that they are available to a larger class of complainants.  Under the OBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director, or officer.

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Shareholder Derivative Actions

Under the BCCA, a shareholder or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the OBCA, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action.  In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BCCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting.

The OBCA also provides this right.

Form of Proxy and Information Circular

The BCCA requires a reporting company to provide with notice of a general meeting, a form of proxy for use by every shareholder entitled to vote at such meeting, as well as an information circular containing prescribed information regarding the matters to be dealt with at and conduct of the general meeting.

The OBCA contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

Place of Meetings

The BCCA requires all meetings of shareholders to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The OBCA provides that meetings of shareholders are to be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the company is located.

Directors

The BCCA provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The OBCA requires that a reporting company must have a minimum of three directors, a majority of whom must be resident Canadians.

Dissenting Shareholders

Under Sections 37 and 207 of the BCCA, members of the Company have the right to dissent in respect of the Continuation Resolution.  A member who complies with the provisions of these sections is entitled, after receiving a notice from the Company that it proposes to act on the authority of the Continuation Resolution, to require the Company to purchase all of his or her shares in respect of which the notice of dissent was given and to be paid the fair market value of such shares, determined as of the day before the date on which the Continuation Resolution was passed.

To comply with Sections 37 and 207 of the BCCA, a dissenting member must:  (a) give notice of dissent to the Company at any time until two days before the meeting at which the Continuation Resolution is to be passed; and (b) within 14 days after the Company gives the member notice of its intention to act on the authority of such Continuation Resolution, give the Company notice that he or she requires the Company to purchase all his or her shares in respect of which he or she has exercised his or her right of dissent, together with the share certificates representing such shares.  A member who has given the Company such notice may not vote, or exercise or assert any rights of a member, in respect of such shares, and may not, without the consent of the Company, withdraw the requirement to purchase the shares.

A notice of dissent ceases to be effective if the member giving it consents to or votes in favour of the Continuation Resolution, and the rights provided by Sections 37 and 207 of the BCCA are not available to a member who acts inconsistently with his or her dissent previously given.

A dissenting member or the Company may apply to a court for an order requiring the dissenting member to sell and the Company to purchase the shares in respect of which the notice of dissent has been given; fixing the price and terms of

14

such purchase and sale; joining other dissenting members in the proceedings; or providing for such consequential orders or directions as the court considers appropriate.

Reference should be made to Sections 37 and 207 of the BCCA for a complete text of the provisions conferring this right of dissent, of which the foregoing is merely a summary.  Any member desiring to exercise his/her right should seek legal advice, since failure to comply properly with the provisions of these sections could prejudice the availability of the right.  The full text of sections 37(1), 37(4) and 207 of the BCCA are set out in Appendix II attached to this Information Circular.

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces.  The Company files an Annual Information Form with such securities commissions.  Copies of the Company's Annual Information Form, Information Circular and the most recent consolidated and audited financial statements are available on request from the Company's CEO.  The Company may charge reasonable fees if the request is made by someone other than a holder of securities in the Company.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE BRITISH COLUMBIA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Howsam"

President and CEO

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SCHEDULE "A"

PEACE ARCH ENTERTAINMENT GROUP INC.

STATEMENT OF CORPORATE GOVERNANCE

As at January 1, 2004

	CORPORATE GOVERNANCE GUIDELINE		COMMENTS

1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:

In accordance with the Company Act (British Columbia), the business of the Company is managed under the direction of its Board of Directors.  The President/Chief Executive Officer (the "CEO") makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with other members of Senior Management.  The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

	a.	Adoption of a strategic planning process and approval of a strategic plan

The duties of the Board of Directors include the review on an ongoing basis of the strategic plan of the Company, a discussion of such plan with the President/CEO, an assessment of the opportunities and risks identified and approval of the plan.

	b.	Identification of principal risks, and implementing risk managing systems	The Board of Directors' duties include the review of overall business risks and the Company's practices and policies for dealing with these risks.

	c.	Succession planning and monitoring senior management

The Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.

	d.	Communications policy

It is the duty of each of the Board of Directors, the Audit Committee and the Chief Financial Officer ("CFO") to review and, where required, approve statutory disclosure documents prior to their distribution to shareholders.

In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns.  All communications from shareholders are referred to the appropriate corporate officer or investor relations consultant for response, consideration or action.  Management promptly advises the Board of Directors if any significant issues are raised by shareholders.  In addition, the Company communicates with its shareholders, securities analysts and media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

	e.	Integrity of internal control and management information systems

The Board of Directors duties include the assessment of the integrity of the Company's internal controls and information systems.  In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2.

Majority of Directors should be unrelated (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding and if the Company has a significant shareholder, such Directors should have no interests in or relationship with either the Company or the significant shareholder).  A significant shareholder is defined as "a shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

The Board of Directors is currently composed of six persons.  Of the six Directors, three are "unrelated" under the Guidelines and three are "related" (as set out below).  The Company does have a "significant shareholder" as that term is defined in the Guidelines.  The significant shareholder is CPC Communications Inc. which is controlled by the family of Gary Howsam, one of the Directors and Officers of the Company.

3.	The Board is required to disclose, for each Director, whether he or she is related, and how that conclusion was reached.

Gary Howsam:  Related.  President and Chief Executive Officer of the Company.

Richard Watson:  Related.  Secretary of the Company and Legal Counsel to the Company.

Juliet Jones:  Related.  Former President and Chief Executive Officer of the Company.

Nelson Thall:  Unrelated.

Ian Fodie:  Unrelated.

Charles Falzon:  Unrelated.

Mara Di Pasquale (nominee): Related

D. Jeffrey Andrick (nominee): Unrelated

4.

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The President/CEO submits to the Executive/Corporate Governance Committee candidates to fill vacancies on the Board of Directors.  If the candidacy is endorsed by the Executive/Corporate Governance Committee, it is then submitted for approval to the Board of Directors.  While there is no formal process for assessing the Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the President/CEO and if need be, steps are taken to remedy the situation.

The Executive/Corporate Governance Committee is composed of one member of Senior Management, one related outside Director and one unrelated outside Director.

5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors.	See Item 4 above.

6.	Provide orientation and education programs for new Directors.

There are no formal orientation or education programs for new Directors, however new Directors are provided with information and documentation relating to the commercial activities of the Company and the internal organization of the Company.  Senior Management and certain of the Directors also meet with potential new Directors.  The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

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7.	Board should review compensation of Directors in light of risks and responsibilities.		The Compensation Committee of the Board of Directors reviews periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.

8.	Subject to Guideline 13, committees of the Board should generally be composed of outside (non-management) Directors, a majority of who are unrelated Directors.

The Compensation Committee is composed of one related and one unrelated Director.

The Audit Committee is composed of three unrelated Directors.

The Executive/Corporate Governance Committee is presently composed of two related Directors and one unrelated Director.

The Greenlight Committee is presently composed of two related Directors.

9.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, developing the approach to corporate governance issues.		The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.

1. 10	a.	Define limits to management's responsibilities by developing position descriptions for:

(i) the Board:

The Board of Directors is, by law, responsible for managing the business and affairs of the Company.  Any responsibility which is not delegated to either management or a committee remains with the Board.  Except where specifically delegated to management, generally, all matters of policy and all actions proposed to be taken which are not ordinary course business require the prior approval of the Board or of a Board Committee to which approval authority has been delegated.

(ii) the CEO

The corporate objectives which the President/CEO is responsible for meeting, with the rest of Management placed under his supervision, and against which he is assessed, are determined by the strategic plans and the budget as same are approved on an on-going basis by the Company's Board of Directors.

	b.	Board should approve CEO's corporate objectives.	See Item 10(a)(ii).

2. 11	Implement structures and procedures to ensure the Board to function independently of management.

The Board is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, if the circumstances were to so require.

3. 12	a.	Establish an Audit Committee with a specifically defined mandate.

The roles and responsibilities of the Audit Committee include the review of the Annual and quarterly financial statements of the Company.  The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

	b.	All members should be unrelated Directors who are financially literate and at least one member should have accounting or related financial expertise.	The Audit Committee is composed of three unrelated Directors who are financially literate and at least one member has accounting or related financial expertise.

4. 13	Implement a system to enable individual Directors to engage outside advisors, at the Company's expense.		Individual Directors could, if required, retain outside advisors at the Company's expense.

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APPENDIX I

PEACE ARCH ENTERTAINMENT GROUP INC.

A.

ORDINARY RESOLUTION APPROVING FUTURE PRIVATE PLACEMENTS

"BE IT RESOLVED THAT:

1.

The directors of the Company be and are hereby authorized and directed to arrange from time to time, one or more private placements in the capital of the Company as further described under the heading "Approval of Future Private Placements" described in the Company's Information Circular dated January 1, 2004, subject to the following terms:

a)

all private placement financings will be carried out by the Company in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual;

b)

the future private placements will not result in additional shares of the Company being issued in an amount exceeding the number of issued and outstanding shares (in the aggregate) of the Company;  and

c)

any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

2.

Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his/her opinion may be necessary or desirable to give effect to this resolution."

B.1

SPECIAL RESOLUTION ALTERING THE MEMORANDUM AND ARTICLES OF THE COMPANY

"BE IT RESOLVED as a special resolution that:

1.

the special rights and restrictions attached to the Class A Multiple Voting Shares without par value, of which 939,374 are issued as at January 1, 2004, and to the Class B Subordinate Voting Shares without par value, of which 16,344,305 are issued as at January 1, 2004, be abrogated and that such shares be named and designated as common shares without par value;

2.

paragraph 2 of the Memorandum be altered to read:

"2.

The authorized capital of the Company consists of 225,000,000 shares without par value divided into:

(a)

200,000,000 common shares without par value; and

(b)

25,000,000 preference shares without par value having the special rights and restrictions set out in Part 27 of the Articles of the Company.";

3.

the Memorandum of the Company be altered so that it shall be in the form presented to the meeting and attached as Exhibit I to the minutes of the meeting;

4.

the Articles of the Company be altered by deleting Part 28 - Class A Multiple Voting Shares and Class B. Subordinate Voting Shares in its entirety;

5.

any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his/her opinion may be necessary or desirable to give effect to this special resolution; and

6.

the Company's directors be authorized to decline to implement the special resolution before the special  resolution is filed with the British Columbia Registrar of Companies should they, for any valid reason whatsoever, deem it appropriate."

B.2

SEPARATE RESOLUTION OF MEMBERS HOLDING CLASS A MULTIPLE VOTING SHARES

"BE IT RESOLVED as a Separate Resolution of the members holding Class A Multiple Voting Shares that the holders of the issued Class A Multiple Voting Shares consent to the special resolution abrogating the special rights and restrictions attached to the Class A Multiple Voting Shares and altering the Memorandum and Articles of the Company duly passed at the Annual and Extraordinary General Meeting of the members of the Company on February 11, 2004".

B.3

SEPARATE RESOLUTION OF MEMBERS HOLDING CLASS B SUBORDINATE VOTING SHARES

"BE IT RESOLVED as a Separate Resolution of the members holding Class B Subordinate Voting Shares that the holders of the issued Class B Subordinate Voting Shares consent to the special resolution abrogating the special rights and restrictions attached to the Class B Subordinate Voting Shares and altering the Memorandum and Articles of the Company duly passed at the Annual and Extraordinary General Meeting of the members of the Company on February 11, 2004".

C.

SPECIAL RESOLUTION ALTERING THE COMPANY'S ARTICLES BY DELETING ARTICLE 29

"BE IT RESOLVED as a special resolution that:

1.

the Company's Articles be altered by deleting Article 29 "Restrictions on the Issue and Transfer of Shares" in its entirety; and

2.

the Company's directors be authorized to decline to implement the special resolution before the special resolution is filed with the British Columbia Registrar of Companies should they, for any valid reason whatsoever, deem it appropriate."

D.

SPECIAL RESOLUTION APPROVING CONTINUATION INTO ONTARIO (the "Continuation Resolution")

"WHEREAS:

A.

The Company was incorporated under the Company Act (British Columbia) (the "BCCA") on October 22, 1986;

B.

It is advisable to continue the Company under the provisions of the Ontario Business Corporations Act (the "OBCA") and such continuation is authorized by the OBCA and the BCCA.

BE IT RESOLVED as a special resolution that:

1.

the Company be and is hereby authorized to make application to the British Columbia Registrar of Companies for authorization to permit the Company to apply for a certificate of continuance under the OBCA;

2.

the Company is hereby authorized to make application to the Director under section 180 of the OBCA for a certificate of continuance continuing the Company under the OBCA;

3.

the Articles of Continuance of the Company forming part of the said application to the Director under the OBCA shall be submitted in the form presented to the meeting and attached as Exhibit II to the minutes of the meeting and the Memorandum of the Company under the BCCA be and the same is hereby amended by substituting for all the provisions thereof the provisions of the said Articles of Continuance;

4.

Bylaw No. 1, being a bylaw relating generally to the conduct of the affairs of the Company, adopted by the directors of the Company in place of the Articles of the Company under the BCCA, in contemplation of and subject to the continuance of the Company under the OBCA becoming effective, be and is hereby sanctioned and confirmed as a Bylaw of the Company;

5.

any one officer or director of the Company be and is hereby authorized, for and on behalf of the Company and under its corporate seal, if required, to execute and deliver the Articles of Continuance and all other documents and instruments and to take such other actions as he or she may deem to be necessary or desirable to implement this special resolution and the matters authorized thereby, including in particular the continuation of the Company from the BCCA to the OBCA, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the taking of any such action; and

2

6.

notwithstanding that this special resolution has been duly passed by the members of the Company, the directors of the Company are authorized to decline to implement the special resolution at any time prior to the issue of a certificate of continuation giving effect to the Continuation without further approval of the members."

3

EXHIBIT I

FORM 1 (Section 5)

COMPANY ACT

ALTERED MEMORANDUM

(as Altered by Special Resolution passed February 11, 2004)

1.

The name of the Company is "Peace Arch Entertainment Group Inc."

2.

The authorized capital of the Company consists of 225,000,000 shares without par value divided into:

a.

200,000,000 common shares without par value; and

b.

25,000,000 preference shares without par value having the special rights and restrictions set out in Part 27 of the Articles of the Company

EXHIBIT II

ONTARIO BUSINESS CORPORATIONS ACT

Form 6

ARTICLES OF CONTINUANCE

(Section 180)

1.

Name of Corporation

"Peace Arch Entertainment Group Inc." (or such variation thereof as may be approved by the Director under the Ontario Business Corporations Act or such other name as may be acceptable to the directors of the Corporation.)

2.

The place in Canada where the registered office is to be situated

Toronto, Ontario

3.

The classes and any maximum of shares that the Corporation is authorized to issue

The Corporation is authorized to issue 200,000,000 common shares and 25,000,000 preference shares.

4.

Restrictions, if any, on share transfers

None.

5.

Number (or minimum and maximum number) of directors

Minimum of 3 and maximum of 21.

6.

Restrictions, if any, on business the Corporation may carry on

None

7.

(1)

Change of name effected, previous name

Not applicable.

(1)

Details of Incorporation

Incorporated under the Company Act (British Columbia) on October 22, 1986.

8.

Other provisions, if any

Between successive annual meetings, the directors shall have the power to appoint one or more directors to the board, provided that the number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders of the Corporation and the number of directors on the board of directors shall not exceed the maximum number of directors set out in the Articles of the Corporation.  Any directors so appointed by the board of directors shall hold office only until the next following annual meeting of the shareholders of the Corporation, but shall be eligible for re-election as a director at such annual meeting.

_______________________________________________________________________________________________________________________________________

Date                                                                                                                            Signature                                                                                                                    Title

_______________________________________________________________________________________________________________________________________

For Departmental Use Only

_______________________________________________________________________________________________________________________________________

Filed

APPENDIX II

Sections 37(1), 37(4) and 207 of the Company Act (British Columbia)

Transfer of incorporation from British Columbia

37(1)

A company may, if authorized by

(a)

a special resolution,

(b)

the Registrar, and

(c)

the laws of another jurisdiction,

apply to the proper officer of that other jurisdiction for an instrument of continuation continuing the company as if it had been incorporated under the laws of that other jurisdiction.

37(4)

A member of the company may, until 2 days before the meeting at which the special resolution referred to in subsection (1) is to be passed, give notice of dissent to the company concerning the member's shares, and in that event section 207 applies.

Dissent procedure

207(1)

If,

(a)

being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b)

the resolution referred to in paragraph (a) is passed, and

(c)

the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2)

On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3)

The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a)

a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b)

the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4)

A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a)

require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b)

set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c)

join in the application any other dissenting member who has complied with subsection (3), and

(d)

make consequential orders and give directions it considers appropriate.

(5)

The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6)

The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7)

Every dissenting member who has complied with subsection (3)

(a)

may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b)

may not withdraw the requirement to purchase the shares, unless the company consents, and

(c)

until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8)

If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9)

The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10)

A notice of dissent ceases to be effective if the dissenting member consents to or votes in favor of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

2

APPENDIX III

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTICE OF CHANGE OF AUDITORS

TO THE SHAREHOLDERS:

The Company advises that KPMG LLP, Chartered Accountants (the "Former Auditor"), of Vancouver, British Columbia, has resigned as the Company's auditor.

The Company proposes to appoint PricewaterhouseCoopers LLP, Chartered Accountants (the "Successor Auditor"), of Vancouver, British Columbia, as the Company's new auditor, effective March 15, 2003.

There were no reservations in the Former Auditor's reports for the two most recently completed financial years or for any period after the most recently completed period for which the Former Auditor issued an audit report and preceding the date of the Former Auditor's resignation.

The Company's Board of Directors has approved the Former Auditor's resignation and the Successor Auditor's appointment as the Company's auditor.

There are no reportable events between the Company and the Former Auditor.

DATED this 28 day of February, 2003

PEACE ARCH ENTERTAINMENT GROUP INC.

Per:

signed" Juliet Jones"

Chief Financial Officer

Ontario Securities Commission

B.C. Securities Commission

Dear Sirs

Re: Peace Arch Entertainment Group Inc. (the "Company")

As required by National Policy No. 31, we have read the Notice of Change of Auditor for the Company and, based upon our firm's knowledge of the circumstances, we are in agreement with the statements contained in such Notice.

Yours very truly

Vancouver, Canada

March 11, 2003

PRICEWATERHOUSECOOPERS

March 15, 2003

British Columbia Securities Commission
Ontario Securities Commission
US Securities Commission

Peace Arch Entertainment Group Inc.

Pursuant to Paragraph 4.9 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated February 28, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

Celebrating 90 years in British Columbia

This document was written by PricewaterhouseCoopers LLP ("PwC") in connection with the provision of tax services solely for the account of a PwC client. Any use which a person other than the PwC client makes of this document and any reliance on, or decisions made on the basis of, the contents of this document are the responsibility of such person. PwC accepts no responsibility for damages, if any, suffered by a person other than the PwC client as a result of decisions made or actions taken in reliance on the contents of this document.

2

Exhibit 3 - Notice of Meeting

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS,

 AND

CLASS MEETINGS OF THE MEMBERS HOLDING CLASS A MULTIPLE VOTING SHARES

AND CLASS B SUBORDINATE VOTING SHARES,

OF PEACE ARCH ENTERTAINMENT GROUP INC.

TAKE NOTICE that the Annual and Extraordinary General Meeting of the Members, and Class Meetings of Members holding Class A Multiple Voting Shares and Class B Subordinate Voting Shares, of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") will be held at The Toronto Board of Trade, 3rd Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1C1 on:

February 11, 2004

at the hour of 10:00 o'clock in the forenoon (Eastern Standard Time) for the following purposes:

1.

to receive the Report of Directors;

2.

to receive the financial statements of the Company for its fiscal year ended August 31, 2003 and the report of the Auditors thereon;

3.

to determine the number of directors and to elect directors;

4.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

5.

to pass an ordinary resolution authorizing the directors to arrange from time to time additional private placements that are substantially at arm's-length, in accordance with The Toronto Stock Exchange guidelines, not materially affecting control of the Company and not to exceed the number of issued and outstanding shares in the aggregate of the Company;

6.

to pass a special resolution, and Separate Resolutions of the members holding Class A Multiple Voting Shares and of the members holding Class B Subordinate Voting Shares, altering the Company's Memorandum and Articles by abrogating the special rights and restrictions attached to all of the issued and unissued Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company and naming and designating such shares as common shares without par value and deleting Part 28 "Class A Multiple Voting Shares and Class B Subordinate Voting Shares" of the Articles of the Company, so that the Memorandum, as altered, shall be in the form attached as Exhibit I to Appendix I to the Information Circular accompanying this Notice;

7.

to pass a special resolution altering the Company's Articles by deleting Article 29 "Restrictions on the Issue and Transfer of Shares";

8.

to pass a special resolution to approve the continuation of the Company from being a corporation governed by the British Columbia Company Act  to a corporation governed by the Ontario Business Corporations Act;

9.

to transact such other business as may properly come before the Meetings.

TAKE NOTICE that pursuant to the Company Act (British Columbia) (the "Company Act"), holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company may, until February 9, 2004, give the Company a notice of dissent by registered mail addressed to the Company at its registered office, 1710 Columbia Street, Vancouver, British Columbia, with respect to the special resolution approving the continuation of the Company.  As a result of giving a notice of dissent a member may, on receiving a notice of intention to act under Section 207 of the Company Act, with respect to the special resolution approving the continuation, require the Company to purchase all of such member's shares in respect of which the notice of dissent was given.  This right is described in the Information Circular accompanying this Notice.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meetings is entitled to appoint a proxy holder to attend and vote in his or her place.  If you are unable to attend the Meetings, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meetings.  Unregistered shareholders who received the enclosed Form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Toronto, Ontario, this 1st day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Howsam"

President and Chief Executive Officer

Exhibit 4 - Proxy

Proxy

(Solicited by Management)

Resolutions (For full details of each item, please see the Notice of Meetings and Information Circular dated January 1, 2004 (the "Information Circular")).

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE MEMBERS, AND CLASS MEETINGS OF MEMBERS HOLDING CLASS A MULTIPLE VOTING SHARES AND CLASS B SUBORDINATE VOTING SHARES, OF

PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company")

TO BE HELD AT:

The Toronto Board of Trade Downtown Centre, 3rd Floor, 1 First Canadian Place, Toronto, Ontario

ON:

Wednesday, February 11, 2004 at 10:00 a.m.

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Gary Howsam, a director and officer of the Company, or failing him, Richard Watson,  a director  and officer of the Company or in place of the foregoing, ______________________________ as nominee of the undersigned, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Annual and Extraordinary General Meeting of the members  of the Company  (the "AGM") and the respective Class Meetings of the members of the Company holding Class A Multiple Voting Shares and Class B Subordinate Voting Shares (the "Class Meetings and , together with the AGM, the "Meetings") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meetings, or any adjournment thereof.

The Registered Shareholder hereby directs the proxy holder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

		For	Withhold
1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company
		For	Against
2.	To authorize the directors to fix the auditors' remuneration
3.	To determine the number of directors at eight (8).
		For	Withhold
4.	To elect as directors all those named in Numbers 5 to 12 below
5.	To elect as a director, Juliet Jones
6.	To elect as a director, Gary Howsam
7.	To elect as a director, Richard K. Watson
8.	To elect as a director, Nelson Thall
9.	To elect as a director, Ian Fodie
10.	To elect as a director, Charles Falzon
11.	To elect as a director, Mara Di Pasquale
12.	To elect as a director, D. Jeffrey Andrick
13	To pass an ordinary resolution approving Future Private Placements as described in the Information Circular	For	Against
14.	To pass a special resolution approving the Capital Reorganization as described in the Information Circular
14.1

FOR HOLDERS OF CLASS A SHARES ONLY - To pass a Separate Resolution of the members holding Class A Multiple Voting Shares consenting to the foregoing special resolution approving the Capital Reorganization

14.2

FOR HOLDERS OF CLASS B SHARES ONLY - To pass a Separate Resolution of the members holding Class B Subordinate Voting Shares consenting to the foregoing special resolution approving the Capital Reorganization.

15.	To pass a special resolution approving the Removal of Restrictions on Issue and Transfer of Shares as described in the Information Circular
16.	To pass a special resolution approving the Continuation Under the Ontario Business Corporations Act as described in the Information Circular

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the respective Meetings.

SIGN HERE:                    _________________________________________

Please Print Name:        _________________________________________

Date:                                _________________________________________

Number of Shares
Represented by Proxy:   __________________                 ________________

      CLASS A

        CLASS B

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the respective Meetings, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxy holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4.

A Registered Shareholder who wishes to attend the Meetings and vote on the resolutions in person, may simply register with the scrutineers before the respective Meetings begin.

5.

A Registered Shareholder who is not able to attend the Meetings in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxy holders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy holders shown and do not complete the blank space provided for the appointment of an alternate proxy holder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy holder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxy holder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxy holder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxy holder. If no choice is specified, the proxy holder has discretionary authority to vote as the proxy holder sees fit.

6.,

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxy holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxy holder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the respective Meetings and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the respective Meeting and revoke, in writing, the prior votes.

To be represented at the Meetings, this proxy form must be received at the office of CIBC Mellon Trust Company of Canada, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C. V6E 3X1, by mail or at the Head Office of the Company at Suite 407 - 124 Merton Street, Toronto, Ontario, M4S 2Z2, not less than 48 hours prior to the time of the respective Meeting, or any adjournment thereof.

Exhibit 5 - MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

OVERVIEW

Peace Arch Entertainment Group Inc., produces and distributes proprietary film and television programming for worldwide markets.  These activities have comprised the core business of the company since 1996, when Peace Arch commenced taking ownership in its programming. The company has, since the acquisition of GFT Entertainment Inc., scaled down its  fee for service activities.  The company's growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.  In the past year a new subsidiary in London, England, Peace Arch Films Ltd., was formed for the purpose of selling worldwide, excluding Canada, distribution rights to feature film products.  Canadian distribution rights will continue to be sold through Peace Arch Entertainment Group Inc.

The company's production business operates through single purpose project subsidiaries, which are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

During the year, the company entered into a series of transactions to effect a private placement financing, an asset acquisition, a debt restructuring and the release and reconstitution of a loan guarantee (collectively the "Proposed Transactions").  The above transactions were approved and ratified by the shareholders of the company at the Annual General meeting of shareholders on January 20, 2003.

Pursuant to the above, the company issued common shares for the acquisition of a business and certain related assets for $2.5 million.  The company acquired the business of GFT Entertainment Inc. ("GFT") and certain related assets.  GFT is a one of Canada's largest independent motion picture producers.  With the acquisition of this complementary business, the company has expanded its program library in the area of theatrical motion pictures. Our business model is now focused on creating and distributing internationally, feature films, with budgets between $4.0 million and $25.0 million, designed for the theatrical marketplace as well as television and DVD markets.

The company completed a Private Placement Financing for an aggregate of $1.5 million in cash for 5,000,000 of our Class B Subordinate Voting Shares.

The company entered into a Debt Repayment Agreement dated January 30, 2003 with Fremantle Media Enterprises Ltd. ("Fremantle")  to restructure its $7.6 million term debt,  restricting the security for the loan to the assets of the company in existence immediately prior to the above noted transactions, and to limit repayment of this debt  to the net income streams from these prior assets.  In the event that there is a balance of the debt and unpaid accrued interest remaining on December 31, 2004, Fremantle will have the right, under the terms of a Conversion Right Certificate (conversion instrument) issued in favour of Fremantle, to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

As part of the debt restructuring the company entered into the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California ("Comerica") to reconstitute its loan guarantee of $1.7 million to Comerica, whereby Comerica would release the company from the guarantee and would be repaid the amount of its guarantee from the net income streams of the company's assets in existence immediately prior to the above noted transactions. In the event that there is any amount outstanding under this guarantee on December 31, 2005, Comerica, will have the right, under the terms of a Certificate Right Certificate (conversion instrument) issued in favour of Comerica, to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2005, provided that in no event shall the conversion price be less than $3.00 per share.

Pursuant to the terms of the above noted Debt Repayment Agreement and the Release and Reconstitution Agreement, by which the debts of the company to Fremantle and Comerica were renegotiated, the company carried out the reorganization and rationalization of its assets and subsidiaries.  Under the reorganization, the company's wholly owned subsidiary, PAPDC, became the owner of substantially all the assets and business (collectively, the "Pre-Existing Assets") which the company owned immediately prior to its acquiring GFT Entertainment Inc.  At the same time, PAPDC and its subsidiaries directly or indirectly assumed liability for substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica.  On August 1, 2003, the company sold all its shares of PAPDC to a private Canadian film company for nominal consideration. As part of this transaction, the company was retained as the exclusive worldwide sales agent for the distribution rights to the film library in the pre-existing assets of the company. The income streams derived from the exploitation of these distribution rights will be utilized to repay the principal and interest of the outstanding debt.  The company continues to have the conditional obligation to satisfy the remaining indebtedness to Fremantle and Comerica by issuing a variable number of Class B Subordinate Voting Shares to Fremantle and Comerica under the terms of the  Conversion Rights Certificates noted above.

OPERATING RESULTS

The company's continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film & television programming, but also on its ability to distribute its programming in all markets and media throughout the world.

The net earnings for the year ended August 31, 2003 were $2.9 million or $0.19 diluted earnings per share compared to a net loss of $7.0 million in 2002 or ($1.81) diluted loss per share.  The difference between net earnings for 2003 compared to the net loss of $7.0 million in the prior year is due to the following factors; an improvement in the gross profit of the business for the year, a gain from the modification of debt as more fully detailed in this annual report and foreign exchange gains resulting primarily from the strengthening of the Canadian dollar against the United States dollar during the year and the impact this had on the conversion of the company's United States denominated net debt amounts to Canadian dollars for financial statement reporting purposes.

Diluted earnings per share is calculated on 15,095,155 weighted average shares outstanding at August 31, 2003 and 3,887,884 weighted average shares outstanding in the prior year.

Revenue. The company reported a 231% increase in revenue for fiscal 2003, from $6.5 million for fiscal 2002 to $21.5 million for fiscal 2003, primarily due to feature film programming completed and delivered in fiscal 2003.   Delivery and completion of the feature films acquired by the company related to the acquisition of GFT Entertainment Inc. contributed to the substantial increase of revenues. Revenue for fiscal 2002 decreased by 88% to $6.5 million down from revenue of $54.9 million for the prior comparable year due to a reduction in the amount of dramatic television programming produced and delivered in fiscal 2002.   During fiscal 2003 the

company continued production of lifestyle and documentary programming, which is expected to add value to the company's library of television programming.

During the year ended August 31, 2003, approximately 97% of revenue was derived from the production and distribution of proprietary programming, compared with 43% in fiscal 2002. For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002 results.  For fiscal 2002, revenue from proprietary programming decreased by 94%. During fiscal 2003, the company delivered 5 motion pictures;  "Crime Spree", "Absolon", "Partners in Action", "Detention" and "The Limit" and 13 episodes of "Animal Miracles III", the remaining 8 episodes of the 13-episode series , "Whistler Stories", and the one-hour documentary specials "Raven in the Sun" and "Fantasy Lands".  Of the 5 motion pictures delivered in the current year, 4 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the company and its co-producer to benefit from certain home country funding assistance programs.  The company has commenced production on 9 feature films during the year, all of which will be delivered in fiscal 2004.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and production costs, the write down of the investment in film and television programming and other costs of production and sales, for fiscal 2003 was $2.6 million compared to a loss of $(0.6) million for fiscal 2002 representing an increase of $3.2 million for the year. As a percentage of revenue, gross margin was 12.2% for fiscal 2003  compared to (9.3)% for fiscal 2002. The improvement in gross profit was due primarily to a reduced need to write down investments in the proprietary programming film assets as was the requirement for the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense decreased by 2% primarily due to cost cutting measures, including staff reductions. This decrease was accomplished notwithstanding the addition of operations in Toronto and London, England. In fiscal 2002, selling, general and administrative expense had decreased by 32% primarily due to cost cutting measures, including staff reductions.

Interest Expense.   Interest expense of $0.5 million for fiscal 2003 decreased  by $1.9 million from $2.4 million for fiscal 2002. This decrease is primarily due to repayment of debentures bearing interest at rates ranging from 18% to 36% and the reduction in amortization of deferred financing costs and debt discounts.  For fiscal 2003, interest expense includes $0.1 million of interest on bank indebtedness and other balances and non-cash amortization of deferred finance and debt discount and $0.4 million of interest on the long-term modified debt.  For fiscal 2002, interest expenses of $2.4 million includes interest on long-term debt and bank indebtedness of $1.7 million, non-cash amortization of deferred finance and debt discount of $0.7 million. Interest on long-term debt includes $0.1 million related to loans to acquire plant and equipment and $1.5 million to other long-term debt.

Interest expense is expected to increase in fiscal 2004, in line with the objectives of management to increase working capital.

In fiscal 2003, $1.1 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  In fiscal 2002, capitalized interest on bank indebtedness was $0.7 million.

Taxes.  At August 31, 2003, the company had accumulated losses for tax purposes of $12.8 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.  During the year ended August 31, 2003 the company reported an effective tax rate of (2.7)% compared to an effective tax rate of (9.8)% in the prior year.

CRITICAL ACCOUNTING POLICIES

The company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingencies. The company bases its estimates on historical experience and on third party information that it believes are reasonable in the circumstances.  Actual results may differ from these estimates.  The company's most significant use of estimates and assumptions in preparing the consolidated financial statements relate to assessing the underlying value of the investment in film and television programming and productions in progress.

The company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the company's control.  Management's estimates of future cash flows are based on its best estimates of future economic conditions as they impact the company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and the period of the exploitation of rights sold or the applicable license period has commenced. Deferred revenues represent payments received in advance of a program or episodic revenue being recognized.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.   Costs related to proprietary programming are included, net of credits and amortization, in "Investment in film and television programming" on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms, and the company's ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the company's accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The company consolidates the assets, liabilities and the results of operations of entities over which it exercises control from the date of control over that entity.

As outlined above, the company completed a restructuring of its debt during the year. Part of the terms of this restructuring created a conditional obligation on the part of the company to satisfy any remaining indebtedness to the secured creditors, in accordance with the terms specified in the conversion instruments outlined above, by issuing a variable number of Class B Subordinate

Voting Shares of the company to these secured creditors. At August 31, 2003 the company made certain estimates in determining the gain on debt modification and its anticipated obligation to issue shares pursuant to the terms of the conversion instruments.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the company had available cash or cash equivalents of $0.9 million.  The company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the company has also funded capital requirements through the issuance of shares, warrants and debt.

Cash Flows From Operating Activities

During the year, $2.6 million was used by operating activities, compared to a $19.6 million contribution of cash to operating activities in fiscal 2002.  Included within the cash flows from operating activities for fiscal 2003 is the cash requirement  for investment in film and television programming of $15.6 million compared to $0.3 million in fiscal 2002.  Also included in cash flow from operating activities is $5.7 million cash outflow from changes in non-cash working capital, primarily due to a $5.4 million increase in accounts and other receivables, net of other non-cash operating working capital items.  In fiscal 2002, the company reported an inflow from non-cash operating activities of $20.0 million.

Cash Flows From Investing Activities

During the year, cash flow provided from investing activities of $11,000 compared with a $5.8 million contribution of cash flow from investing activities in fiscal 2002. In fiscal 2002, investing activities for the year were comprised mainly of the sale of the company's remaining real estate properties.

Cash Flows From Financing Activities

In fiscal 2003, $1.6 million was contributed from financing activities resulting from the issuance of shares (net) $1.4 million, a net increase in production bank indebtedness of $0.9 million and repayment of term loans of $0.7 million.  The company finances its production activities through bank loans from project financing companies and distribution companies.  The company used $27.4 million in fiscal 2002 for financing activities, comprised of $16.6 million used to repay the senior bank debt and $10.9 million used to repay long-term debt.

The company receives financing toward the costs of product from a company which is controlled by a shareholder and officer of the company. The related company's security for its loans is subordinated to the security of the banks and other arm's length financial institutions when such institutions provide financing toward the production costs of a film. Repayment of these loans are from the exploitation proceeds of the film.

The company's success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The company monitors cash flow with the long-term goal of maintaining credit worthiness. Management believes that operations and commitments will be sufficiently financed for the upcoming year. The nature of the business is such that significant initial expenditures are required to produce films and television, while revenues from these films and television programs are earned over a period of time after their completion. The company  ensures that new film and television programming are fully financed from distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program. The capital injection of $1.5 million and to the successful completion, over the past year, of the debt restructuring resulting in the restriction of the debt repayment to the  income streams arising from the pre-existing assets and/or to the conversion of the debt to shares of the company as outlined above will contribute to the sufficiency of the company's financial resources for the upcoming year.

The company's consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The company's consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

As discussed above, the company entered into an agreement to restructure its $7.6 million term debt to Fremantle, restricting the security attached to the long-term debt to the assets of the company immediately prior to the above transactions, and to limit repayment of this debt and unpaid interest, if any, to the assets and net income streams from these assets.  In the event that there is a balance of the debt and unpaid interest remaining on December 31, 2004, the creditor will have the right to convert, at its option, such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the specified conversion rate noted above. The company also entered into an agreement to reconstitute its loan guarantee to the Comerica, whereby the Comerica would release the company from the guarantee and would be repaid the amount of the guarantee out of the above assets and the net income streams of the above assets after repayment of the term debt.  In the event that there is any amount outstanding under this guarantee on December 31, 2005, the Comerica, at its option, may convert such balance to Class B Subordinate Voting Shares in the capital of the company at the specified conversion rate noted above.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the company's revenues and earnings from operations.  In addition to interest rate risk and credit risk, that is referred to in the notes to the consolidated financial statements, there are several other risks specific to Peace Arch and the filmed entertainment industry.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The company competes with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.   Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the company's control.  These factors may delay completion of a production.  If there are significant cost overruns, the company may have to seek additional financing to complete the production or, will have the ability to call upon the bond in order to complete the film.  The company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Feature films are bonded and should a significant cost overrun occur, the company will have the ability to call upon the bond in order to complete the film.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, resulting in the company's failure to recoup its investment or realize its anticipated profits.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program.  As a result of this policy, the company typically amortizes a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

COMMITMENTS

The company is committed to operating lease payments for premises over the next 5 years as follows:

	Lease Obligation	Sublease	Net Lease Liability

2004	$522,000	$161,000	$361,000
2005	323,000	118,000	205,000
2006	206,000	90,000	116,000
2007	35,000	-	35,000
2008	9,000	-	9,000
	$1,095,000	$369,000	$726,000

GOVERNMENT INCENTIVES

The company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated, the company's production operations could be adversely affected in the future.

CURRENCY RISK

The company receives a portion of its revenues from United States and international sources in United States dollars.  A portion of a film and television program's financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate. In addition, costs may be payable in currencies other than Canadian and United States dollars.

INTEREST RATE RISK

The company is exposed to interest rate risk from the production loans bearing interest rates that vary with fluctuations in interest rates.

CREDIT RISK

The company's sales activities are performed primarily by agents. The agent is usually responsible for the collection of cash related to these sales activities and is responsible for remitting such proceeds after deducting their fees and other eligible sales costs to the company. There is a risk that the agents will not remit the proceeds. To reduce this risk management monitors these agents' activities to ensure they meet their obligations to the company.

INFLATION

Historically, inflation has not had a material impact on results of operations.

OUTLOOK

The company's primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value, while keeping selling, general and administrative costs as low as possible.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products. The company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of both product and companies and to reduce costs of short term interim project financing activities.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

The management of Peace Arch Entertainment Group Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the company.

The company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The company's audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditor's report.  The audit committee reported its findings to the Boards of Directors who have approved the consolidated financial statements.

The company's independent auditors,  PricewaterhouseCoopers LLP, have audited the consolidated financial statements and their report follows.

______________________________                                ______________________________________

Gary Howsam

Mara Di Pasquale

Director and Chief Executive Officer

Chief Financial Officer

January 12, 2004

Exhibit 6 - Supplement card NP 41

PEACE ARCH ENTERTAINMENT GROUP INC.

TO REGISTERED HOLDERS

AND NON-REGISTERED BENEFICIAL OWNERS

In accordance with National Instrument 54-102 (the "Instrument") and pursuant to securities legislation:

(a)

registered shareholders of PEACE ARCH ENTERTAINMENT GROUP INC. (the "Issuer") may elect annually to have their name added to the Issuer's supplementary mailing list in order to receive, at no cost, interim financial statements and other reports required to be sent under securities legislation for the Issuer's first, second and third fiscal quarters;

(b)

non-registered beneficial owners of shares of the Issuer may elect annually to have their name added to the Issuer's supplementary mailing list in order to receive, at no cost, interim financial statements and other reports required to be sent under securities legislation for the Issuer's first, second and third fiscal quarters.

If you are interested in receiving such interim financial statements and reports, please complete and return this form to:

CIBC Mellon Trust Company of Canada
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, B.C.
V6E 3X1

If this form is not returned, we will assume that you do not wish to receive these quarterly financial statements and reports; however, you will continue to receive the audited annual financial statements, annual report and proxy-related material in accordance with securities legislation.

____________________________________________________________________________________________________

NAME:                                        ____________________________________________________________________________

ADDRESS:                                  ____________________________________________________________________________

                                                    ____________________________________________________________________________

                                                     ____________________________________________________________________________

SIGNATURE:                               ____________________________________________________________________________

I certify that I am a registered shareholder

SIGNATURE:                               ____________________________________________________________________________

I certify that I am a non-registered beneficial owner

____________________________________________________________________________________________________

PEACE ARCH ENTERTAINMENT GROUP INC.:

CUSIP:  704586 10 6 & 704586 20 5

Exhibit 7 - Annual Report

FOR THE YEARS ENDED AUGUST 31, 2001, 2002 AND 2003

AMERICAN STOCK EXCHANGE - PAE

TORONTO STOCK EXCHANGE - PAE.A, PAE.B

This document includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the company undertakes no obligation to update these statements for revisions or changes.

BOARD MEMBERS AND SENIOR MANAGEMENT OF PEACE ARCH ENTERTAINMENT GROUP INC. AND SUBSIDIARIES.

Peace Arch Entertainment Group Inc.

Board of Directors.

Gary Howsam was appointed as a Director on January 20, 2003 and our Chief Executive Officer effective December 20, 2002. Mr. Howsam's responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees. Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry. From 1997 to 2003 Mr. Howsam was President of Greenlight Film and Television Inc., which develops, finances, produces and distributes feature films. From 1994 to 1997 Mr. Howsam was Chief Executive Officer of Greenlight Communications Inc., a publicly held Toronto company, overseeing its entertainment division. From 1991 to 1997 he was President of Healthlink Communications Inc., a company in the business of healthcare communications. From 1980 to 1987 he was Chairman and Chief Executive Officer of Greenlight Production Ltd., a film and video production company.

Juliet Jones has been on the Board of Directors since February 22, 2001. Ms. Jones was the former Chief Executive Officer and prior to that was the Chief Financial Officer of the company. Ms. Jones was responsible for conducting our daily affairs, which included operations management and budgeting, corporate finance, recruitment and training and management of employees.

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive business career, including serving as a director of McLuhan Institute and a former board member of Torstar Corp. and Imark Corp. Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc. Mr. Thall is a well-known media critic and social commentator in North America. He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

Richard Watson was appointed as a Director on January 20, 2003 and has practiced corporate commercial law in Toronto for over 25 years. During that time, he has been legal counsel for a wide variety of Canadian public and private companies. Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors, and production companies and has had significant involvement with the financing of Canadian feature films.

Ian Fodie was appointed as a Director and became a member of the Audit Committee on March 25, 2003 and has had an extensive career, including serving as the CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc. Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority. Mr. Fodie studied at the University of Otago in New Zealand where he received his Bachelor of Commerce degree. Mr. Fodie continued on to obtain his Chartered Accountant NZ designation.

Charles Falzon was appointed as a Director and became a member of the Audit Committee on December 4, 2003. He has had a distinguished career in the fields of television production, distribution and consumer products. Mr. Falzon's strong corporate and financial experience covers a wide range of management activity, including: award winning television production, sales and marketing, publishing, live events, brand development and consumer products.

Our directors are all elected annually at our shareholders meeting, for one-year terms and serve until their successors are elected and qualified or they sooner resign. As a British Columbia corporation, we are required by British Columbia corporate laws to include on our board of directors at least one person ordinarily resident in BC and a majority of persons ordinarily resident in Canada. This requirement may limit the persons eligible to serve on our board in the future. All of our Directors and Officers are Canadians and, with the exception of Charles Falzon, Nelson Thall, Richard Watson and Gary Howsam who reside in Ontario, all reside in the Province of British Columbia.

Senior Officers

Gary Howsam is currently our Chief Executive Officer. See narrative above.

Mara Di Pasquale is currently our Chief Financial Officer and Chief Operating Officer and is nominated as director at our upcoming Annual and Extraordinary General Meeting of Shareholders on February 11, 2004. Ms. Di Pasquale has an extensive career, including acting as Vice President of Finance - Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films. Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honors Bachelor of Commerce degree.

Subsidiary Companies

The Eyes Project Development Corp.

Blair Reekie is the President of The Eyes Project Development Corp. the Peace Arch subsidiary involved in documentary and lifestyle television programming.

Blair was born and raised in Calgary and attended the University of Calgary where he studied Business Management. After working for a number of years in the marketing department of Air Canada, he decided that his creative skills could be best utilized in the television production community. Blair began his television career with Peace Arch (formerly The Vidatron Group) in 1988 as a staff writer/producer for corporate and educational films, television commercials and special event installations including museums and World's Fairs. Since then, he has garnered more than 14 national and international awards for production, education and media excellence, including Gold Apples (International Educational Film Festival), Golden Maples (International Television Association - Canada), Gold Medals (New York Film Festivals), Gold Cindys (International Association of Visual Communicators), to list just a few. Blair is the Creator and Executive Producer of the series "Animal Miracles" and "Campus Vets" as well as numerous award-winning specials including "Heroines", "Raven in the Sun" and "Cake Night". Blair heads the division's development activities and overseas factual television production at the company's Vancouver facilities.

GFT Entertainment Inc. ("GFT")

Lewin Webb is President and Head of Production at GFT Entertainment; he is responsible for both overseeing the development and physical production of all GFT productions. Lewin began his career as an assistant director on several noted films including LEGENDS OF THE FALL, THE LONG KISS GOODNIGHT, FLY AWAY HOME and THE LADIES MAN. Lewin also produced ESPN's first Made for Television Movie, A SEASON ON THE BRINK and was the Assistant Director and Associate Producer of MTV's first Made for Television Movie, JAILBAIT. Most recently, Lewin has completed photography on his directorial debut, THE LIMIT, under the GFT Entertainment banner.

Peace Arch Films Ltd. ("PAF")

Charlie Bloye is Managing Director of Peace Arch Films Ltd. in London, UK. He is responsible for sales and marketing of productions from GFTE, together with films which may be licensed from other producers, to the international distribution marketplace. London is second only to Los Angeles as a location for international film sales agents and Charlie has over 20 years experience of marketing and licensing films with companies like Rank (FRIED GREEN TOMATOES, CIRCLE OF FRIENDS, TO DIE FOR), Renaissance (THE LUZHIN DEFENCE, THE SAFETY OF OBJECTS) and Signpost (BULLETPROOF MONK, HOUSE OF SAND AND FOG).

TO OUR SHAREHOLDERS

During fiscal 2003, the company refocused its business model by entering into a series of transactions. The company has experienced a significant positive turnaround as evidenced by the following:

  Following shareholder approval in January, 2003, all assets and liabilities of the business of the company up to the time of this approval were conveyed and restricted to a subsidiary, Peace Arch Project Development Corp. ("PAPDC"). Fremantle Media Enterprises Ltd and Comerica Bank - California, the principal secured creditors of the company agreed to have their debt restricted to this subsidiary. In addition, the company granted these secured lenders a right to convert debt not paid as of January 30, 2003 into shares of the company at certain specified conversion rates. In August of this year, prior to year-end, the company disposed of PAPDC for nominal consideration. The company is contracted to serve as exclusive worldwide sales agent for the prior library of the company on commercial terms, the proceeds of which will be remitted to retire the prior debt. The effect of these transactions was a gain of $3.1 million.
  The company entered into a private placement financing issuing 5,000,000 Class B Subordinate Voting shares for total cash proceeds of $1.5 million.
  Concurrent with these changes, the continuing business and operations of GFT Entertainment Inc., a feature film producer, was acquired by the company along with numerous films in varying phases of production and development. As a result, the company generated revenues of $21.5 million, an increase of 230% over last year.
  The company established an international feature film sales company, Peace Arch Films Limited, operating in London, England, to better exploit its feature film properties. This sales arm should begin to generate revenue in the coming year.

The continuing business of the fact-based programming unit of the company has performed well, again continuing to develop and produce new programs for the company.

During the year, the company delivered 5 motion pictures and set into production a further 9 motion pictures. The Vancouver-based TV unit of the company delivered and produced 21 episodes of programming and two documentaries owned by the company and is in production of a documentary series.

The company has proprietary interest in all of its feature film and television programming operations.

In summary, we have reorganized the business, restructured the debt and established new production and selling operations within the company. The board of directors is strong and committed and we have been able to attract key management personnel to the company this past year.

We plan to continue our focus on increasing the quality and profitability of our proprietary film and television production and sales operations. Goals of management for the coming year will be to build working capital reserves to enhance the scale and results of our operations, enhance and increase the regularity of shareholder communications, awaken the markets to our securities and maintain a steady and controlled growth for the company.

We have had great support from our employees, directors and shareholders during the past year as well as from many business associates. To all of them I would like to offer my sincere gratitude.

Gary Howsam

Director and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

OVERVIEW

Peace Arch Entertainment Group Inc., produces and distributes proprietary film and television programming for worldwide markets.  These activities have comprised the core business of the company since 1996, when Peace Arch commenced taking ownership in its programming. The company has, since the acquisition of GFT Entertainment Inc., scaled down its  fee for service activities.  The company's growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.  In the past year a new subsidiary in London, England, Peace Arch Films Ltd., was formed for the purpose of selling worldwide, excluding Canada, distribution rights to feature film products.  Canadian distribution rights will continue to be sold through Peace Arch Entertainment Group Inc.

The company's production business operates through single purpose project subsidiaries, which are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

During the year, the company entered into a series of transactions to effect a private placement financing, an asset acquisition, a debt restructuring and the release and reconstitution of a loan guarantee (collectively the "Proposed Transactions").  The above transactions were approved and ratified by the shareholders of the company at the Annual General meeting of shareholders on January 20, 2003.

Pursuant to the above, the company issued common shares for the acquisition of a business and certain related assets for $2.5 million.  The company acquired the business of GFT Entertainment Inc. ("GFT") and certain related assets.  GFT is a one of Canada's largest independent motion picture producers.  With the acquisition of this complementary business, the company has expanded its program library in the area of theatrical motion pictures. Our business model is now focused on creating and distributing internationally, feature films, with budgets between $4.0 million and $25.0 million, designed for the theatrical marketplace as well as television and DVD markets.

The company completed a Private Placement Financing for an aggregate of $1.5 million in cash for 5,000,000 of our Class B Subordinate Voting Shares.

The company entered into a Debt Repayment Agreement dated January 30, 2003 with Fremantle Media Enterprises Ltd. ("Fremantle")  to restructure its $7.6 million term debt,  restricting the security for the loan to the assets of the company in existence immediately prior to the above noted transactions, and to limit repayment of this debt  to the net income streams from these prior assets.  In the event that there is a balance of the debt and unpaid accrued interest remaining on December 31, 2004, Fremantle will have the right, under the terms of a Conversion Right Certificate (conversion instrument) issued in favour of Fremantle, to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

As part of the debt restructuring the company entered into the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California ("Comerica") to reconstitute its loan guarantee of $1.7 million to Comerica, whereby Comerica would release the company from the guarantee and would be repaid the amount of its guarantee from the net income streams of the company's assets in existence immediately prior to the above noted transactions. In the event that there is any amount outstanding under this guarantee on December 31, 2005, Comerica, will have the right, under the terms of a Certificate Right Certificate (conversion instrument) issued in favour of Comerica, to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2005, provided that in no event shall the conversion price be less than $3.00 per share.

Pursuant to the terms of the above noted Debt Repayment Agreement and the Release and Reconstitution Agreement, by which the debts of the company to Fremantle and Comerica were renegotiated, the company carried out the reorganization and rationalization of its assets and subsidiaries.  Under the reorganization, the company's wholly owned subsidiary, PAPDC, became the owner of substantially all the assets and business (collectively, the "Pre-Existing Assets") which the company owned immediately prior to its acquiring GFT Entertainment Inc.  At the same time, PAPDC and its subsidiaries directly or indirectly assumed liability for substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica.  On August 1, 2003, the company sold all its shares of PAPDC to a private Canadian film company for nominal consideration. As part of this transaction, the company was retained as the exclusive worldwide sales agent for the distribution rights to the film library in the pre-existing assets of the company. The income streams derived from the exploitation of these distribution rights will be utilized to repay the principal and interest of the outstanding debt.  The company continues to have the conditional obligation to satisfy the remaining indebtedness to Fremantle and Comerica by issuing a variable number of Class B Subordinate Voting Shares to Fremantle and Comerica under the terms of the  Conversion Rights Certificates noted above.

OPERATING RESULTS

The company's continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film & television programming, but also on its ability to distribute its programming in all markets and media throughout the world.

The net earnings for the year ended August 31, 2003 were $2.9 million or $0.19 diluted earnings per share compared to a net loss of $7.0 million in 2002 or ($1.81) diluted loss per share.  The difference between net earnings for 2003 compared to the net loss of $7.0 million in the prior year is due to the following factors; an improvement in the gross profit of the business for the year, a gain from the modification of debt as more fully detailed in this annual report and foreign exchange gains resulting primarily from the strengthening of the Canadian dollar against the United States dollar during the year and the impact this had on the conversion of the company's United States denominated net debt amounts to Canadian dollars for financial statement reporting purposes.

Diluted earnings per share is calculated on 15,095,155 weighted average shares outstanding at August 31, 2003 and 3,887,884 weighted average shares outstanding in the prior year.

Revenue. The company reported a 231% increase in revenue for fiscal 2003, from $6.5 million for fiscal 2002 to $21.5 million for fiscal 2003, primarily due to feature film programming completed and delivered in fiscal 2003.   Delivery and completion of the feature films acquired by the company related to the acquisition of GFT Entertainment Inc. contributed to the substantial increase of revenues. Revenue for fiscal 2002 decreased by 88% to $6.5 million down from revenue of $54.9 million for the prior comparable year due to a reduction in the amount of dramatic television programming produced and delivered in fiscal 2002.   During fiscal 2003 the

company continued production of lifestyle and documentary programming, which is expected to add value to the company's library of television programming.

During the year ended August 31, 2003, approximately 97% of revenue was derived from the production and distribution of proprietary programming, compared with 43% in fiscal 2002. For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002 results.  For fiscal 2002, revenue from proprietary programming decreased by 94%. During fiscal 2003, the company delivered 5 motion pictures;  "Crime Spree", "Absolon", "Partners in Action", "Detention" and "The Limit" and 13 episodes of "Animal Miracles III", the remaining 8 episodes of the 13-episode series , "Whistler Stories", and the one-hour documentary specials "Raven in the Sun" and "Fantasy Lands".  Of the 5 motion pictures delivered in the current year, 4 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the company and its co-producer to benefit from certain home country funding assistance programs.  The company has commenced production on 9 feature films during the year, all of which will be delivered in fiscal 2004.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and production costs, the write down of the investment in film and television programming and other costs of production and sales, for fiscal 2003 was $2.6 million compared to a loss of $(0.6) million for fiscal 2002 representing an increase of $3.2 million for the year. As a percentage of revenue, gross margin was 12.2% for fiscal 2003  compared to (9.3)% for fiscal 2002. The improvement in gross profit was due primarily to a reduced need to write down investments in the proprietary programming film assets as was the requirement for the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense decreased by 2% primarily due to cost cutting measures, including staff reductions. This decrease was accomplished notwithstanding the addition of operations in Toronto and London, England. In fiscal 2002, selling, general and administrative expense had decreased by 32% primarily due to cost cutting measures, including staff reductions.

Interest Expense.   Interest expense of $0.5 million for fiscal 2003 decreased  by $1.9 million from $2.4 million for fiscal 2002. This decrease is primarily due to repayment of debentures bearing interest at rates ranging from 18% to 36% and the reduction in amortization of deferred financing costs and debt discounts.  For fiscal 2003, interest expense includes $0.1 million of interest on bank indebtedness and other balances and non-cash amortization of deferred finance and debt discount and $0.4 million of interest on the long-term modified debt.  For fiscal 2002, interest expenses of $2.4 million includes interest on long-term debt and bank indebtedness of $1.7 million, non-cash amortization of deferred finance and debt discount of $0.7 million. Interest on long-term debt includes $0.1 million related to loans to acquire plant and equipment and $1.5 million to other long-term debt.

Interest expense is expected to increase in fiscal 2004, in line with the objectives of management to increase working capital.

In fiscal 2003, $1.1 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  In fiscal 2002, capitalized interest on bank indebtedness was $0.7 million.

Taxes.  At August 31, 2003, the company had accumulated losses for tax purposes of $12.8 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.  During the year ended August 31, 2003 the company reported an effective tax rate of (2.7)% compared to an effective tax rate of (9.8)% in the prior year.

CRITICAL ACCOUNTING POLICIES

The company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingencies. The company bases its estimates on historical experience and on third party information that it believes are reasonable in the circumstances.  Actual results may differ from these estimates.  The company's most significant use of estimates and assumptions in preparing the consolidated financial statements relate to assessing the underlying value of the investment in film and television programming and productions in progress.

The company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the company's control.  Management's estimates of future cash flows are based on its best estimates of future economic conditions as they impact the company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and the period of the exploitation of rights sold or the applicable license period has commenced. Deferred revenues represent payments received in advance of a program or episodic revenue being recognized.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.   Costs related to proprietary programming are included, net of credits and amortization, in "Investment in film and television programming" on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms, and the company's ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the company's accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The company consolidates the assets, liabilities and the results of operations of entities over which it exercises control from the date of control over that entity.

As outlined above, the company completed a restructuring of its debt during the year. Part of the terms of this restructuring created a conditional obligation on the part of the company to satisfy any remaining indebtedness to the secured creditors, in accordance with the terms specified in the conversion instruments outlined above, by issuing a variable number of Class B Subordinate

Voting Shares of the company to these secured creditors. At August 31, 2003 the company made certain estimates in determining the gain on debt modification and its anticipated obligation to issue shares pursuant to the terms of the conversion instruments.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the company had available cash or cash equivalents of $0.9 million.  The company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the company has also funded capital requirements through the issuance of shares, warrants and debt.

Cash Flows From Operating Activities

During the year, $2.6 million was used by operating activities, compared to a $19.6 million contribution of cash to operating activities in fiscal 2002.  Included within the cash flows from operating activities for fiscal 2003 is the cash requirement  for investment in film and television programming of $15.6 million compared to $0.3 million in fiscal 2002.  Also included in cash flow from operating activities is $5.7 million cash outflow from changes in non-cash working capital, primarily due to a $5.4 million increase in accounts and other receivables, net of other non-cash operating working capital items.  In fiscal 2002, the company reported an inflow from non-cash operating activities of $20.0 million.

Cash Flows From Investing Activities

During the year, cash flow provided from investing activities of $11,000 compared with a $5.8 million contribution of cash flow from investing activities in fiscal 2002. In fiscal 2002, investing activities for the year were comprised mainly of the sale of the company's remaining real estate properties.

Cash Flows From Financing Activities

In fiscal 2003, $1.6 million was contributed from financing activities resulting from the issuance of shares (net) $1.4 million, a net increase in production bank indebtedness of $0.9 million and repayment of term loans of $0.7 million.  The company finances its production activities through bank loans from project financing companies and distribution companies.  The company used $27.4 million in fiscal 2002 for financing activities, comprised of $16.6 million used to repay the senior bank debt and $10.9 million used to repay long-term debt.

The company receives financing toward the costs of product from a company which is controlled by a shareholder and officer of the company. The related company's security for its loans is subordinated to the security of the banks and other arm's length financial institutions when such institutions provide financing toward the production costs of a film. Repayment of these loans are from the exploitation proceeds of the film.

The company's success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The company monitors cash flow with the long-term goal of maintaining credit worthiness. Management believes that operations and commitments will be sufficiently financed for the upcoming year. The nature of the business is such that significant initial expenditures are required to produce films and television, while revenues from these films and television programs are earned over a period of time after their completion. The company  ensures that new film and television programming are fully financed from distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program. The capital injection of $1.5 million and to the successful completion, over the past year, of the debt restructuring resulting in the restriction of the debt repayment to the  income streams arising from the pre-existing assets and/or to the conversion of the debt to shares of the company as outlined above will contribute to the sufficiency of the company's financial resources for the upcoming year.

The company's consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The company's consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

As discussed above, the company entered into an agreement to restructure its $7.6 million term debt to Fremantle, restricting the security attached to the long-term debt to the assets of the company immediately prior to the above transactions, and to limit repayment of this debt and unpaid interest, if any, to the assets and net income streams from these assets.  In the event that there is a balance of the debt and unpaid interest remaining on December 31, 2004, the creditor will have the right to convert, at its option, such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the specified conversion rate noted above. The company also entered into an agreement to reconstitute its loan guarantee to the Comerica, whereby the Comerica would release the company from the guarantee and would be repaid the amount of the guarantee out of the above assets and the net income streams of the above assets after repayment of the term debt.  In the event that there is any amount outstanding under this guarantee on December 31, 2005, the Comerica, at its option, may convert such balance to Class B Subordinate Voting Shares in the capital of the company at the specified conversion rate noted above.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the company's revenues and earnings from operations.  In addition to interest rate risk and credit risk, that is referred to in the notes to the consolidated financial statements, there are several other risks specific to Peace Arch and the filmed entertainment industry.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The company competes with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.   Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the company's control.  These factors may delay completion of a production.  If there are significant cost overruns, the company may have to seek additional financing to complete the production or, will have the ability to call upon the bond in order to complete the film.  The company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Feature films are bonded and should a significant cost overrun occur, the company will have the ability to call upon the bond in order to complete the film.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, resulting in the company's failure to recoup its investment or realize its anticipated profits.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program.  As a result of this policy, the company typically amortizes a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

COMMITMENTS

The company is committed to operating lease payments for premises over the next 5 years as follows:

	Lease Obligation	Sublease	Net Lease Liability

2004	$522,000	$161,000	$361,000
2005	323,000	118,000	205,000
2006	206,000	90,000	116,000
2007	35,000	-	35,000
2008	9,000	-	9,000
	$1,095,000	$369,000	$726,000

GOVERNMENT INCENTIVES

The company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated, the company's production operations could be adversely affected in the future.

CURRENCY RISK

The company receives a portion of its revenues from United States and international sources in United States dollars.  A portion of a film and television program's financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate. In addition, costs may be payable in currencies other than Canadian and United States dollars.

INTEREST RATE RISK

The company is exposed to interest rate risk from the production loans bearing interest rates that vary with fluctuations in interest rates.

CREDIT RISK

The company's sales activities are performed primarily by agents. The agent is usually responsible for the collection of cash related to these sales activities and is responsible for remitting such proceeds after deducting their fees and other eligible sales costs to the company. There is a risk that the agents will not remit the proceeds. To reduce this risk management monitors these agents' activities to ensure they meet their obligations to the company.

INFLATION

Historically, inflation has not had a material impact on results of operations.

OUTLOOK

The company's primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value, while keeping selling, general and administrative costs as low as possible.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products. The company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of both product and companies and to reduce costs of short term interim project financing activities.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

The management of Peace Arch Entertainment Group Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the company.

The company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The company's audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditor's report.  The audit committee reported its findings to the Boards of Directors who have approved the consolidated financial statements.

The company's independent auditors,  PricewaterhouseCoopers LLP, have audited the consolidated financial statements and their report follows.

______________________________                                ______________________________________

Gary Howsam

Mara Di Pasquale

Director and Chief Executive Officer

Chief Financial Officer

January 12, 2004

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheet of Peace Arch Entertainment Group Inc. as at August 31, 2003 and the consolidated statements of earnings, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated balance sheet as at August 31, 2002 and the consolidated statements of earnings, deficit and cash flows for the years ended August 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 6, 2002.

Chartered Accountants

Vancouver, British Columbia

December 6, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheet

As at August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $

Assets

Cash and cash equivalents	911	1,968

Accounts and other receivables (note 3)	14,747	3,871

Investment in film and television programming (note 4)	20,805	3,688

Prepaid expenses and deposits	407	206

Property and equipment (note 5)	35	842

Deferred financing costs	-	188

	36,905	10,763

Liabilities

Production loans (note 7)	17,973	1,855

Accounts payable and accrued liabilities	2,973	2,650

Deferred revenue	8,823	1,197

Deferred gain (note 8)	-	436

Distribution obligation (note 10)	2,312	-

Term loans (note 12)	-	9,892

Obligation to issue shares (note 9(d))	2,887	-

	34,968	16,030

Shareholders' Equity (Deficiency)

Capital stock (note 13)	35,878	31,870

Contributed surplus (note 10)	337	-

Other paid-in capital	680	680

Deficit	(34,958)	(37,817)

	1,937	(5,267)

	36,905	10,763

Nature of operations (note 1)

Commitments and contingencies (note 17)

Director

.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Earnings

For the year ended August 31, 2003

(expressed in thousands of Canadian dollars, except per share amounts)

	2003 $	2002 $	2001 $

Revenue	21,465	6,494	54,900

Expenses
Amortization of investment in film and television programming and other production costs (note 4)	18,324	6,639	57,612
Writedown of investment in film and television programming	278	-	-
Other production and distribution costs	225	615	1,755
Selling, general and administrative	3,088	3,160	4,630
Other amortization	230	476	748
Bad debt (note 9(d))	-	1,675	-

	22,145	12,565	64,745

Loss from operations before the undernoted	(680)	(6,071)	(9,845)
Interest income	125	597	499
Interest expense (note 14)	(495)	(2,364)	(2,295)
Loss on disposal of subsidiary (note 10)	(164)	-	-
Foreign exchange gains	778	59	109
Gain on modification of debt (note 9(d))	3,094	-	-
Write-off of goodwill (note 6)	-	(166)	(2,665)
Gain on sale of assets (note 8)	127	176	233

Earnings (loss) before income taxes	2,785	(7,769)	(13,964)

(Recovery of) provision for income taxes	(74)	(748)	316

Net earnings (loss) for the year	2,859	(7,021)	(14,280)

Net earnings (loss) per common share (note 15)

Basic	0.24	(1.81)	(3.71)

Diluted	0.19	(1.81)	(3.71)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Deficit

For the year ended August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Balance - Beginning of year	(37,817)	(30,796)	(16,516)

Net earnings (loss) for the year	2,859	(7,021)	(14,280)

Balance - End of year	(34,958)	(37,817)	(30,796)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statement of Cash Flows

 For the year ended August 31, 2003

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Net earnings (loss) for the year	2,859	(7,021)	(14,280)
Items not affecting cash
Amortization of film and television programming (note 4)	18,324	4,070	50,970
Amortization of deferred financing costs	-	470	358
Other amortization	230	476	748
Interest on debt discount	-	250	221
Loss on disposal of subsidiary	164	-	-
Gain on sale of assets	(127)	(176)	(233)
Gain on modification of debt	(3,094)	-	-
Writedown of investment in film and television programming	278	-	-
Write-off of goodwill	-	166	2,665
Bad debt (note 9(d))	-	1,675	-
Investment in film and television programming	(15,572)	(324)	(39,621)
Changes in non-cash operating working capital (note 16)	(5,701)	19,991	(13,703)

	(2,639)	19,577	(12,875)

Cash flows from investing activities
Trademarks	-	(1)	(17)
Property and equipment	(38)	(44)	(178)
Proceeds on sale of assets - net	49	5,870	-

	11	5,825	(195)

Cash flows from financing activities
Issuance of common shares - net	1,390	-	196
Issuance of production loans	8,211	-	12,650
Repayment of production loans	(7,330)	(16,592)	-
Repayment of term loans	(700)	(10,819)	(258)

	1,571	(27,411)	12,588

Decrease in cash and cash equivalents	(1,057)	(2,009)	(482)

Cash and cash equivalents - Beginning of year	1,968	3,977	4,459

Cash and cash equivalents - End of year	911	1,968	3,977

Supplemental cash flow information
Interest paid	24	1,978	1,217
Income taxes paid	-	18	12
Income taxes recovered	74	349	8

Non-cash transactions
Conversion of an accounts payable to debt	-	6,626	-
Increase in investment in film and television programming and debt	-	1,158	-
Distribution rights acquired (note 10)	2,649	-	-
Note receivable on sale of property (note 8)	-	1,000	-
Liabilities and receivable from co-producer	-	1,675	-
Discounts on debt	-	213	332
Distribution obligation (note 10)	2,312	-	-
Issuance of shares for acquisition of subsidiary and other assets	2,500	-	-
Obligation to issue shares (note 9(d))	2,887	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1

Nature of operations

Based in Toronto, Vancouver and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is a fully integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

During the year ended August 31, 2002, the company experienced significant financial difficulties and there was substantial doubt about the appropriateness of the company's use of the "going concern" assumption.

During the year ended August 31, 2003, the company underwent significant restructuring to its business operations. As described more fully in the following notes, the company acquired various film assets, including all of the issued share capital of GFT Entertainment Inc. GFT Entertainment Inc. was the parent company of five film production companies, each of which, at the time of acquisition, had partially completed a film production.

Liquidity risks

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

There are many business risks associated with producing and distributing films and television programs including, among others, significant competition, the possibility of cost overruns, the lack of appropriate and available financing, changes in audience tastes and film market conditions.

During the year ended August 31, 2002, the company experienced financial difficulties, with its liabilities exceeding its assets. During the year ended August 31, 2003, management of the company undertook various initiatives to improve liquidity of the company, increase its revenues and reduce its costs including: (a) renegotiating its term loans with its principal lenders (as described in note 9(d)); (b) acquiring the business operations of GFT Entertainment Inc. (as described in note 9(c)); (c) raising additional general corporate financing and production development financing; and (d) implementing a cost reduction plan in conjunction with a new management team.

The company attempts to secure financing for films prior to the production stage, thereby limiting the company's financial risk to any single production, and preserving working capital for business operations and development activities.

As at August 31, 2003, the company's cash and cash equivalents amounted to $911,000 compared to $1,968,000 in the prior year.  Cash used in operating activities in 2003 amounted to $2,639,000 compared to $19,577,000 cash generated from operating activities in the prior year. Included in cash used in operating activities in 2003 is the amount of $15,572,000 invested in film and television programming compared to $324,000 in 2002. The company's cash requirements were met in the current year by issuing common shares and raising production financing.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At the date of these financial statements, the company has commenced production of nine films which have total production cost budgets of approximately $25,000,000. Management expects that all films will be delivered in fiscal 2004. All films have been fully financed by a combination of distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to future cash flows from exploitation of previously unsold territories and rights. Such revenues will be recognized as earned over the life of the films' exploitation. The company currently has committed revenue contracts of approximately $18,000,000 relating to these films, with the balance of approximately $7,000,000 of costs being funded from bank financing as described. In addition, the company has operating lease commitments as described in note 17.

Management is continuing to assess a variety of options to improve liquidity and to ensure cash resources are available to meet the company's commitments as they become due. While management currently believes the plans summarized above include its best options, other alternatives may develop.  Therefore, management's strategy is subject to change.

Management believes the business plans and financing transactions related to its productions will result in sufficient cash being generated from operations and the other transactions summarized above to meet its debt obligations and lease, purchase and other commitments through fiscal 2004.

While management believes its strategy is sound and progress is being made in implementing the strategy, the company's results for 2004 and future periods are subject to numerous uncertainties. The possibility exists that unforeseen events and adverse business conditions or a combination of these may affect 2004 and future results and cash flows.

Accordingly, there are risks that the company's investment in film and television programming may not be recouped and future net cash flows from productions and distribution arrangements may not be sufficient to cover expenses of the company.

2

Significant accounting policies

a)

Basis of presentation

The consolidated financial statements of the company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 22, comply, in all material respects, with generally accepted accounting principles in the United States of America.

These consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended August 31, 2003, the majority of the company's film productions were undertaken in combination with another independent film producer from the United Kingdom. Each party's rights and obligations are set out in a co-production agreement with the third party producer. Pursuant to such agreements, for accounting purposes, the company is considered to have control of these productions and records all production costs less contributions from co-producers as investment in film and television programming. The company retains distribution rights to Canada whilst the co-producer retains distribution rights to the U.K. with all other distribution rights being jointly controlled. For those jointly controlled distribution rights, the company records its proportionate share of revenues, expenses, liabilities and assets pursuant to the agreement.

b)

Revenue recognition

i)

Revenues from film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

ii)

Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

iii)

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

c)

Cash equivalents

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

d)

Investment in film and television programming

Investment in film and television programming represents the unamortized cost of completed proprietary film and television programs (net of related tax credits received or receivable) which have been produced by the company or to which the company has acquired distribution rights. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value. Capitalized costs include all direct production and financing costs.

For episodic television series, capitalized costs are limited to the amount of revenue contracted for each episode until estimates of secondary market revenue can be established. Costs in excess of this limitation are expensed as incurred.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company records amortization based on the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in film and television programming is recorded at the lower of remaining unamortized film costs and estimated fair value, determined on an individual film or program basis.

Estimates of ultimate revenue to be received in respect of a particular film or television program include revenue from a market or territory only when persuasive evidence exists that such revenue will occur, or the company has a demonstrated history of earning such revenue in the market or territory. For films other than television series, only revenues estimated to arise in the 10 years following the film's initial release are included. For episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Exploitation costs are expensed as incurred.

e)

Development costs

Development costs are incurred on film and television projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

f)

Property and equipment

Property and equipment are stated at cost and amortized on the following basis:

Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Other	2 - 5 year straight-line

Equipment under capital lease is amortized using the above rates.

The company monitors the recoverability of long-lived assets based upon factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

g)

Deferred financing costs

Deferred financing costs represent financing costs which are amortized to interest expense over the term of the related financing.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

h)

Income taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i)

Goodwill

Effective September 1, 2002, the company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3062, "Goodwill and Other Intangible Assets". Previously, the company amortized goodwill on a straight-line basis over periods of up to 10 years. Based on the new standard, goodwill is no longer amortized and is tested for impairment annually, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. In accordance with this section, this change was not applied retroactively and the amounts presented for prior periods have not been restated.

The following is the pro forma effect had the years ended August 31, 2001 and 2002 been subject to the new accounting policy:

	2002 $	2001 $

Reported net loss	(7,021)	(14,280)
Goodwill amortization	72	10
Adjusted net loss	(6,949)	(14,270)

Adjusted net loss per share - basic and diluted	(1.81)	(3.71)

j)

Foreign currency translation

The company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

k)

Net earnings (loss) per common share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

l)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

m)

Stock-based compensation

Effective September 1, 2002, the company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new recommendations are to be applied prospectively to all stock-based payments to employees and non-employees granted on or after September 1, 2002.

No compensation expense is recorded for the company's employee stock-based compensation. Consideration paid by employees on the exercise of stock options is recorded as capital stock. A description of the company's stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 13.

Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option pricing model.

n)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The most significant assumptions made by management in the preparation of the company's financial statements include future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

Investments in film and television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management revises its estimates of the ultimate revenue to be received in respect of each film.

o)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

3

Accounts and other receivables

	2003 $	2002 $

Trade receivables	4,579	559
Due from related party (note 20(c))	2,062	-
Note receivable (note 8)	-	1,000
Tax credits receivable	8,106	2,312

	14,747	3,871

Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. Amounts recorded represent management's best estimate of the amount recoverable; however, all amounts are subject to final determination by the relevant tax authorities.

The amount due from the related party is non-interest bearing and has no specified terms of repayment, as described in note 20(c). Subsequent to August 31, 2003, the related party executed a legal right of offset which provided for the settlement of this amount (note 20(c)).

The terms of the note receivable are more fully described in note 8.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

4

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			2003			2002
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	22,795	16,697	6,098	-	-	-
Completed and not released	-	-	-	-	-	-
Productions in progress	11,536	-	11,536	-	-	-
In development	235	-	235	-	-	-
Television programming
Released	1,627	1,627	-	175,571	173,239	2,332
Completed and not released	-	-	-	-	-	-
Productions in progress	287	-	287	1,356	-	1,356
In development	-	-	-	-	-	-
Distribution rights retained (note 10)	2,649	-	2,649	-	-	-

	39,129	18,324	20,805	176,927	173,239	3,688

The company estimates that approximately 60% of unamortized cost at August 31, 2003, related to released theatrical films and television programming, will be amortized during the year ending August 31, 2004 and 80% will be amortized during the three-year period ending August 31, 2006.

As at August 31, 2003, the company has $nil (2002 - $nil) accrued participation costs that it expects to pay in the year ending August 31, 2004.

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2003 amounted to $1,061,000 (2002 - $671,000).

On August 1, 2003, the company disposed of the wholly owned subsidiary that owned all film and television properties and rights existing at the date of the business combination and financing transactions as described in note 10. In conjunction with this transaction, the company retained an exclusion right to distribute the film and properties for a period of 25 years.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

5

Property and equipment

			2003			2002
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	12	1	11	483	341	142
Production equipment	26	2	24	1,366	911	455
Equipment under capital lease	-	-	-	267	113	154
Other	-	-	-	161	70	91

	38	3	35	2,277	1,435	842

During the year, the company sold its shares of Peace Arch Project Development Corp. (PAPDC), as described in note 10. PAPDC owned all of the pre-existing assets of the company including all property and equipment. Since this transaction, the company has purchased $38,000 of additional property and equipment.

6

Goodwill

The company has no recorded goodwill.

During the year ended August 31, 2002, the company wrote off the remaining unamortized cost of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc. as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

During the year ended August 31, 2001, the company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), as the net carrying value of the assets was determined to exceed the estimated future undiscounted cash flows from these assets.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

7

Production loans

The company enters into various loan financing arrangements prior to commencing production of a film project. Such loans are usually specific to each film production.

Production loans comprise the following:

	2003 $	2002 $

Bank and other financial institution loans (note 7(a))	14,215	1,855
Related party production loans (note 7(b))	1,960	-
Interim bridging loans (note 7(c))	1,798	-

	17,973	1,855

a)

Bank and other financial institution loans

The company borrows funds from banks and other financial institutions to finance the costs of film production. Repayments are solely due from cash flows derived from each film and management expects that a significant proportion of the loans due at August 31, 2003 will be payable during fiscal 2004. Each loan is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film. $6,501,000 (2002 - $nil) of the loans are denominated in United States dollars and bear interest at rates ranging from the Royal Bank of Scotland's United States dollar base rate plus 0.5% to plus 2.5%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce's prime lending rate plus 1.25% to plus 2%.

The company undertakes most of its film productions in conjunction with a co-producer in another country and is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 17(a).

b)

Related party production loans

The wholly owned production subsidiaries that produced the films Crime Spree, Absolon, Partners in Action, Detention and The Limit were acquired by the company pursuant to the business combination described in note 9(c). The production costs of these films have been financed by loans from Greenlight Entertainment Inc. (GEI), a subsidiary of CPC Communications Inc. (CPC) (the parent company of GFT Entertainment Inc. prior to the transactions described in note 9), and a company which became related by virtue of the business combination. GEI is controlled by a shareholder and officer of the company.

These loans, which are denominated in United States dollars, are measured at the exchange amount, bear interest at the rate of prime plus 2% per annum, are repayable on the earlier of the date that is two years following the delivery of the film or January 31, 2005, and are subject to similar security arrangements to the bank loans described in (a) above but are, in all cases, subordinated to them.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Certain residual proceeds from the exploitation of Crime Spree, Absolon and Partners in Action are cross collateralized to secure repayment of the GEI loans to these three production companies.

As at August 31, 2003, $1,960,000 (2002 - $nil) was outstanding with respect to these loans as described in note 20(c). Subsequent to August 31, 2003, the related party executed a legal right of offset in relation to this loan (note 20(c)).

c)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to the closing of the financing for a film. These "bridge loans" are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. Fees payable during fiscal 2003 on such financing, which amount to $44,000 (2002 - $nil), are incorporated in the budgeted cost of the films. An additional $357,000 of financing fees were paid to the lender during the period prior to the business combination described in note 9(c) and have been incorporated in the costs of the films acquired.

A director of the company acts as legal counsel and bare trustee for these lenders. All loan transactions have been executed in the name of a company which is controlled by the director, acting in its capacity as a bare trustee of the ultimate lenders.

8

Gain on sale of assets

During the year ended August 31, 2002, the company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the company received cash in the amount of $3,722,000 and a note receivable in the amount of $1,000,000 (note 3) bearing interest at 9% per annum commencing January 10, 2002. The note receivable is secured by a second mortgage on the property. The principal is due and payable January 1, 2004.

At August 31, 2002, the company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. The company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (note 10).

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

9

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000 (note 13).

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company's wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica. However, the company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below).

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC for $2.5 million, the consideration being the issuance of 8,333,333 Class B Subordinate Voting Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc. which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivables and tax credit assets, and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC.

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company's interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies which produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003. The accounts of the companies at the date control was transferred to the company were as follows:

	GFT Entertainment Inc. acquired January 30, 2003 $	Subsidiaries acquired February 28, 2003 $	Subsidiary acquired April 30, 2003 $	Subsidiary acquired August 31, 2003 $	Total $

Accounts receivable	1,906	234	30	361	2,531
Tax credits receivable	282	3,150	1,095	971	5,498
Production in progress	-	11,772	4,200	3,732	19,704
Investment in film companies	1	-	-	-	1
Prepaid expenses and deposits	311	999	9	9	1,328
Development costs	51	-	-	-	51

Total assets acquired	2,551	16,155	5,334	5,073	29,113

Production loans	-	10,107	1,032	4,834	15,973
Accounts payable and accrued liabilities	51	1,144	-	239	1,434
Deferred revenue	-	4,904	4,302	-	9,206

Total liabilities assumed	51	16,155	5,334	5,073	26,613

Net assets acquired	2,500	-	-	-	2,500

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Prior to the company's acquisition of GFT Entertainment Inc., GEI, a related party to GFT Entertainment Inc. at that time, transferred an accounts receivable to GFT Entertainment Inc., which related to a loan due to GEI from one of the subsidiaries. This receivable which amounted to $1,497,000 is included in accounts receivable of GFT Entertainment Inc. at January 30, 2003 and production loans payable by the subsidiary at August 31, 2003. At August 31, 2003, these amounts were eliminated on consolidation.

d)

Debt restructuring, issuance of conversion instrument and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan (note 12) secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at a deemed price of $5.00 per share. The modification of the Comerica obligations is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Class B shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Class B shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company has estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica is $2,887,000 and has charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company has reflected the amount as a liability.

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments			(2,887)

Gain			3,094

10

Sale of subsidiary - PAPDC

Subsequent to the reorganization of PAPDC described in note 9(b), on August 1, 2003, the company sold all of its shares of PAPDC for nominal consideration.

The company has recognized a loss of $164,000 on the disposal. The operating results of PAPDC have been included in these consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the agency arrangement, the company recovers its direct costs of distribution from gross exploitation receipts on such rights and earns a commission at varying rates (up to a maximum of 30%) of the remaining gross receipts. The purchaser is entitled to retain 10% of the commission balance remaining and the remaining receipts are paid to PAPDC and its subsidiaries, which in turn settles its debt obligations to Fremantle.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As these arrangements were entered into in conjunction with the sale of the shares to the purchaser for a nominal amount, the company is the primary obligor with respect to the films and productions and accordingly the distribution rights have effectively been retained by the company. Since the transaction was arranged in conjunction with a sale of the shares of the company for a nominal amount, the transaction has been accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC and its subsidiaries. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the films and television programming production at the date of the agreement. In addition, these financial statements reflect the estimated amounts payable to PAPDC, its subsidiaries and the purchaser as a distribution obligation. The difference between the distribution rights and the distribution obligation has been credited to contributed surplus.

The respective amounts are as follows:

$

Distribution rights (note 4)	2,649
Distribution obligation	2,312

Contributed surplus	337

11

Income taxes

Temporary differences give rise to the following future income tax assets and liabilities:

	2003 $	2002 $

Future income tax assets
Property and equipment	7	115
Share issue costs	193	193
Investment in film and television programming	338	1,330
Other	26	110
Loan provision	3,923	-
Losses available for future periods	4,908	10,313

Gross future tax assets	9,395	12,061
Valuation allowance	(9,116)	(11,996)

Net future income tax assets	279	65

Future income tax liabilities
Property and equipment	-	(65)
Investment in film and television programming	(279)	-

	(279)	(65)

	-	-

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At August 31, 2003, the company has approximately $12,827,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

$

2008	6,793
2009	5,384
2010	650

12,827

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Years ended August 31,
	2003%	2002%	2001%

Corporate statutory income tax rate	38.3	(40.3)	(45.0)
Add (deduct) the effect of
Utilization of previously unrecognized tax losses	(45.2)	(4.1)	(0.4)
Items not deductible for income tax purposes	12.3	5.6	2.4
Disposition of subsidiary	(116.0)	-	-
Gain on modification of debt	(42.5)	-	-
Change in valuation allowance on future tax assets	148.7	29.0	45.3
Other	1.7	-	-

Effective tax rate	(2.7)	(9.8)	2.3

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

12

Term loans

	2003 $	2002 $

Debentures having an original face value of $5,687 (recorded net of deemed debt discount), bearing interest from 18% to 36% per annum, payable monthly. The debt was secured by a charge on the assets of the company, subordinated to bank indebtedness and due December 31, 2002 (see (i) below)	-	537

Term loan, bearing interest at 10% per annum, 8.5% payable monthly, and accruing 1.5% monthly and payable at such time as the debentures have been paid in full. The term loan, secured by a charge on the personal property of the company, subordinated to debentures and bank indebtedness and a secured interest in certain copyrights to productions, is due June 30, 2004. This loan was renegotiated as described in note 9(d)	-	7,606

Bank loan guarantee with Comerica to a maximum of US$2,074, bearing interest at U.S. prime plus 1.5% per annum, payable monthly, secured by a charge on the assets of the co-production partner. This loan guarantee was renegotiated as described in note 9(d)	-	1,675

Capital leases to purchase equipment, bearing interest from 7.2% to 10.2% per annum, secured by the equipment acquired	-	74

	-	9,892

i)

As a result of breach of covenants with the former debenture holders, in November 2001 the company renegotiated its remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder. Included with the renegotiated $5,687,000 debt were warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share (note 13(c)). A value of $212,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount was amortized against income as interest expense over the term of the debentures. The debentures bore interest at rates ranging from 18% to 36%, were due December 31, 2002 and required earlier payments of principal upon cash flow collections from certain current and future refundable tax credit claims, proceeds from certain asset sales received and other transactions by the company. For accounting purposes, the debt renegotiation was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

13

Capital stock

a)

Shares

Authorized

100,000,000 Class A Multiple Voting Shares without par value

100,000,000 Class B Subordinate Voting Shares without par value

25,000,000 Preference Shares, issuable in series without par value

Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder.

Issued

	Class A			Class B
	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance - August 31, 2000	1,387,791	12,538	2,434,953	19,136	31,674

Change during the year
Issued for cash on exercise of stock options	-	-	65,100	196	196
Converted	(281,916)	(2,611)	281,916	2,611	-
Less: Share issue costs	-	63	-	(63)	-

Balance - August 31, 2001	1,105,875	9,990	2,781,969	21,880	31,870

Change during the year
Converted	(14,000)	(129)	14,000	129	-
Less: Share issue costs	-	3	-	(3)	-

Balance - August 31, 2002	1,091,875	9,864	2,795,969	22,006	31,870

Change during the year
Adjustment to share capital	-	-	-	118	118
Issued for cash pursuant to private offering (note 9(a))	-	-	5,000,000	1,500	1,500
Issued for acquisitions (note 9(c))	-	-	8,333,333	2,500	2,500
Issued for cash on exercise of stock options	-	-	32,500	10	10
Converted	(30,500)	(280)	30,500	280	-
Less: Share issue costs	-	7	-	(127)	(120)

Balance - August 31, 2003	1,061,375	9,591	16,192,302	26,287	35,878

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock options

In 1997, the company adopted a stock option plan (the Plan) which was approved by the company's shareholders on January 28, 1998 pursuant to which the company's Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001 and January 20, 2003, the company's shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 25,300 Class A Multiple Voting Shares and 2,560,000 Class B Subordinate Voting Shares authorized but unissued common stock. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

As at August 31, 2003, the following stock options were outstanding:

		Options outstanding
Expiry date	Exercise price per share $	Class A	Weighted average remaining contractual life (years)	Class B	Weighted average remaining contractual life (years)

November 19, 2003	7.50	800	0.2	800	0.2
December 21, 2003	3.00	-	-	13,100	0.3
April 12, 2004	3.60	-	-	50,000	0.6
August 21, 2005	0.30	-	-	160,000	2.0
January 20, 2006	0.50	-	-	20,000	2.4

		800	0.2	243,900	1.6

As at August 31, 2003, all of the outstanding stock options were exercisable.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Additional details relating to stock options are as follows:

		Class A		Class B
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Balance - August 31, 2000	126,450	11.17	406,270	7.72

Granted	-	-	302,600	3.49
Exercised	-	-	(65,100)	(3.00)
Expired	(14,375)	(14.11)	(14,375)	(14.11)
Forfeited	(37,450)	(11.97)	(97,970)	(9.05)

Balance - August 31, 2001	74,625	10.20	531,425	5.47

Granted	-	-	284,400	0.30
Exercised	-	-	-	-
Expired	(16,325)	(13.02)	(16,325)	(13.02)
Forfeited	(22,500)	(9.19)	(149,500)	(6.14)

Balance - August 31, 2002	35,800	9.34	650,000	2.77

Granted	-	-	78,100	0.50
Exercised	-	-	(32,500)	(0.30)
Expired	(28,000)	(9.50)	(28,000)	(9.50)
Forfeited	(7,000)	(8.93)	(423,700)	(3.21)

Balance - August 31, 2003	800	7.52	243,900	1.15

At August 31, 2003, a total of 244,700 options were exercisable (2002 - 411,400; 2001 - 599,383) at a weighted average exercise price of $1.18 (2002 - $4.78; 2001 - $6.08).

c)

Warrants

i)

During fiscal 2001, in connection with the debentures previously issued, the company granted, as consideration to the debenture holders for a release of certain security interests, warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants were exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no expense was recorded.

ii)

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company's shares on the date of grant, no compensation expense has been recorded.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

During fiscal 2002, in connection with debentures previously issued, the company issued share purchase warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 per share, exercisable to June 30, 2003 as described in note 12.

For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table below:

	Exercise price per		2003	2002	2001
Expiry date	share	Class A	Class B
	$

August 16, 2002	5.30	-	-	-	100,000
June 30, 2003	1.20	-	-	230,000	-
February 16, 2004	1.20	6,479	-	6,479	-
February 16, 2004	5.00	225,118	39,958	265,076	342,000
August 3, 2004	US 6.75	-	75,000	75,000	75,000
April 16, 2006	US 2.72	-	100,000	100,000	100,000

		231,597	214,958	676,555	617,000

d)

Stock-based compensation to employees

The company adopted the provisions of CICA Handbook Section 3870 effective September 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The company does not record compensation expense for stock options granted to employees. Upon exercise, proceeds are credited to shareholders' equity.

Under Canadian generally accepted accounting principles, the company is required to disclose the pro forma net earnings (loss) and pro forma earnings (loss) per share had the company adopted the fair value method of accounting for stock-based compensation awarded on or after September 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the company's stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after September 1, 2002 using the Black-Scholes option pricing model. The company's calculations are based on the expected life of all options granted equalling 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected volatility and risk-free interest rates are:

%

Risk-free interest rate	1.89
Volatility	130

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

If the estimated fair values of the company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA Handbook Section 3870, the earnings attributable to common shareholders and the basic and diluted earnings per share on a pro forma basis (as compared to such items as reported) would have been:

$

Earnings attributable to common shareholders
As reported	2,859
Pro forma	2,786

Basic earnings per share
As reported	0.24
Pro forma	0.23

Diluted earnings per share
As reported	0.19
Pro forma	0.18

The per share weighted average fair value of stock options granted during 2003 was $0.50 on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

14

Interest expense

	2003 $	2002 $	2001 $

Interest expense comprises the following:
Long-term debt	417	1,630	1,707
Amortization of deferred finance costs and debt discounts	66	720	579
Other	12	14	9

	495	2,364	2,295

Interest capitalized to film and television programming costs	1,061	671	1,066

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

16

Net earnings per common share

Net earnings (loss) per common share has been calculated by dividing into net earnings (loss) the weighted average number of common shares outstanding. For fiscal years 2001 and 2002, the effect of stock options and warrants, potentially exercisable, on loss per common share was anti-dilutive; therefore, basic and diluted loss per share are the same. The weighted average number of common shares was as follows:

	2003	2002	2001

Weighted average number of common shares outstanding	11,998,303	3,887,844	3,843,929
Dilutive effect of stock options and warrants	56,406	-	-
Dilutive effect of contingently issuable shares	3,040,446	-	-

Weighted average diluted number of common shares outstanding	15,095,155	3,887,844	3,843,929

22

Changes in non-cash operating working capital

	2003 $	2002 $	2001 $

Accounts and other receivables	(5,430)	25,332	(11,760)
Prepaid expenses and deposits	1,030	253	423
Accounts payable and accrued liabilities	278	(3,600)	2,781
Deferred revenue	(1,579)	(1,994)	(5,147)

	(5,701)	19,991	(13,703)

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

17

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions undertaken during the year ended August 31, 2003, were pursuant to a co-production agreement with an independent producer (the co-producer) in another country. Both the co-producer and the company enter into joint production loan arrangements with a lender; loan terms are the same for each producer. Repayment of each amount is from the exploitation of the film under terms which are the same as those of the company (note 7(a)) with each producer responsible for its own shared obligation pursuant to the co-production agreement. In the event of default by the co-producer, the company is liable for the unpaid balance of the co-producer's share of the loan. At August 31, 2003, the total amount of such unpaid loans was approximately $2,111,613 (2002 - $nil). In the event of such a default, the company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. The company believes that the likelihood that it would have to pay a material amount is remote and, therefore, no accrual has been made.

b)

Legal claims

i)

Forgotten Kingdom Productions I. Inc. et al

On December 2, 2001, Forgotten Kingdom Productions I. Inc., Danny Virtue and Lloyd Simandl instituted an action against the company in the British Columbia Supreme Court for failing to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs seek damages of approximately US$1,500,000 in lost fees, lost development costs of $100,000, breach of contract of $25,000 and lost profits. The company believes the claim is without merit. Two of the three plaintiffs have withdrawn as at August 31, 2003.

The company has determined that it is not possible at this time to predict the final outcome of these legal proceedings. It is not possible to determine an estimate of the possible damages, if any, and accordingly, no provision with respect to this lawsuit has been made in the company's consolidated financial statements.

ii)

Viacom, Inc.

On October 2, 2001, the company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. A recovery or award, if any, would be applied as a partial satisfaction of the debt as note in 9(d).

iii)

Other

The company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the company's financial position, results of operations or liquidity.

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2004	522	161	361
2005	323	118	205
2006	206	90	116
2007	35	-	35
2008	9	-	9

	1,095	369	726

d)

The company has guaranteed two production loans of a third party totalling $797,000. These loans have been secured by $978,000 in tax credits that will be applied to repay the loans when received. Subsequent to year-end, one of the tax credits was received and $277,000 of the loan was repaid.

18

Financial instruments

a)

Fair values

As at August 31, 2003 and 2002, the company's financial instruments included cash and cash equivalents, accounts and other receivables, production loans, term loans and accounts payable and accrued liabilities. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years. As at August 31, 2003, the fair value of tax credits receivable is estimated to be $7,847,000 (2002 - $2,301,000) based on discounted cash flows to the expected timing of receipt of the tax credits. The company expects to recover the carrying value of these tax credits and as such has not written them down to fair value.

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Concentration of credit risk

Revenue of the company is generated in part due to production and sales activities in numerous countries. For the year ended August 31, 2003, these included Canada, the United Kingdom, the United States, France, Lithuania, Hong Kong, Thailand, Bulgaria, Romania, and Italy. In excess of 80% of the company's revenues and receivables are generated from export sales internationally (2002 - 64%).

A significant proportion of the company's sales activities are performed by agents, who receive a commission and a right to recover certain defined costs. Although not principal to the sales transaction, the agent, who is usually responsible for cash collection, will deduct its entitlement and remit the balance on an agreed periodic basis. There is a risk that such agents will not remit such proceeds and, accordingly, management monitors the performance of these agents.

In the year ended August 31, 2003, one customer represented approximately 16%, another approximately 11% and a third approximately 11% of total revenues. Concentration of credit risk with the company's customers is limited due to the company's customer base and the diversity of its sales throughout the world. The company performs ongoing credit evaluations.

In the year ended August 31, 2002, one customer represented 45%, two customers represented 14% each, and a fourth represented 8% of total revenues.

In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% each of total revenues.

Tax credits receivable from the Canadian federal government and other provincial governments amount to $8,106,000 (2002 - $2,312,000). The company believes there is minimal credit risk associated with the collection of these amounts.

c)

Currency risk

During the year ended August 31, 2003, the company derived approximately 82% (2002 - 64%; 2001 - 59%) of its revenues in U.S. funds. The company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

The company had no derivative instruments outstanding at August 31, 2003 and 2002.

At August 31, 2003, approximately $9,442,000 (2002 - $3,891,000) of the company's liabilities were denominated in U.S. dollars.

d)

Interest rate risk

The company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate production loans as described in note 7.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

19

Segmented information

The company manages its operations in two business segments: production services for projects in which the company does not hold an ultimate financial interest in a film or video program, and proprietary programming, which is programming the company owns or in which it holds a continuing and long-term financial interest. The company operates primarily in Canada and has a newly opened sales office in the U.K., although its programs are distributed throughout the world. Substantially all of the company's property and equipment are located in Canada. Selected information for the company's operating segments, net of inter-company amounts, is as follows:

	Proprietary programming $	Production services $	Other $	Total $

2001
Revenue	45,860	9,017	23	54,900
Gross profits	(5,110)	620	23	(4,467)
Total assets	35,354	10,349	1,567	47,270

2002
Revenue	2,781	3,582	131	6,494
Gross profits	(1,139)	398	131	(610)
Total assets	8,539	658	1,566	10,763

2003
Revenue	20,813	308	344	21,465
Gross profits	2,150	144	344	2,638
Total assets	36,757	148	-	36,905

Gross profits comprise revenue less amortization of film and television programming, production costs, the writedown of the investment in film and television programming, and other costs of production and sales. Other activities comprise corporate functions.

Revenue by geographic location, based on the location of customers, is as follows:

	2003 $	2002 $	2001 $

Revenue
Canada	4,702	2,400	12,750
United States	8,155	4,094	22,850
France	2,771	-	-
Other foreign	5,837	-	19,300

	21,465	6,494	54,900

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

20

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During fiscal 2003, the company paid $101,000 (2002- $nil; 2001- $nil) to a company controlled by a director and officer of the company for executive services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

b)

During fiscal 2003, the company paid $53,000 (2002 - $nil; 2001 - $nil) to a director of the company for legal services rendered. These expenditures are reflected in the company's selling, general and administrative expenses.

c)

As described in note 7(b), as at August 31, 2003, the company was indebted to a company controlled by a director and officer of the company in the amount of $1,960,000. This loan bears interest at the rate of prime plus 2% per annum. The loan shall be repayable on the date that is two years following the delivery date of the latest film which was financed or January 31, 2005, whichever is the earlier.

As at August 31, 2003, the company was owed $2,062,000 from the same related party above which is included in accounts and other receivables. This balance is unsecured, non-interest bearing and has no specified repayment date.

Subsequent to August 31, 2003, the related party executed a legal right of offset in relation to the above loans.

d)

During fiscal 2003, revenue of $2,843,000, which was recognized after the date of the acquisition as described in note 9(c), originated from the sale of certain distribution rights to the territory of France for the film entitled Crime Spree to a company owned and controlled by a director and officer of the company.

Other related party transactions and balances have been described in note 7(b) of these financial statements.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

21

Recent Canadian accounting pronouncements

a)

Disposal of long-lived assets and discontinued operations

In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which will be effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing generally accepted accounting principles (GAAP). The company does not expect the adoption of this section to have a significant impact on its financial results.

b)

Impairment of long-lived assets

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for the fiscal year commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The company does not expect the adoption of this section to have significant impact on its financial results.

c)

Hedging relationships

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

d)

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management has not yet determined the extent to which this new guideline will impact the company's financial statements.

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

e)

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on September 1, 2003. The impact of this change in accounting policy on the consolidated financial statements subsequent to implementation date has not been determined.

22

United States generally accepted accounting principles

These financial statements do not include all disclosures required by accounting principles generally accepted in the United States (U.S. GAAP) as permitted by the Securities and Exchange Commission (SEC). These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain respects from U.S. GAAP. Material differences to these consolidated financial statements are as follows:

a)

Application of U.S. GAAP

i)

As described in note 8, for Canadian accounting purposes, during the year ended August 31, 2002, the company recognized a partial gain on the sale of real estate. For U.S. GAAP purposes, no gain is recognized due to the existence of the note receivable. Under U.S. GAAP, this transaction would be accounted for using the deposit method. Under the deposit method, the transaction would not be recognized as a sale. As a result, the company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sale-lease back accounting is appropriate.

ii)

During the year ended August 31, 2001, the company adopted early Statement of Position 00-2, "Accounting by Producers or Distributors of Films", which established revised accounting standards for revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For U.S. GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

iii)

As described in note 13(c), during the year ended August 31, 2001, the company issued warrants for the release of certain security interests and also to retain an investment banker as its financial advisor. For Canadian accounting purposes, the company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For U.S. GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share. Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights. For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the company's policy is described in note 2(g).

iv)

As described in note 9(d), for Canadian accounting purposes, during the year ended August 31, 2003, the company recognized a gain on modification of certain debts and obligations. For U.S. GAAP purposes, the gain has not been recognized. The debt restructuring is considered to be a troubled debt restructuring under U.S. GAAP in accordance with FAS 15 and, accordingly, the gain will only be recognized when realized upon issuance of the variable number of shares issuable in settlement of its obligation a set out in note 9.

The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under U.S. GAAP would be as follows:

	2003 $	2002 $	2001 $

Net earnings (loss) - Canadian GAAP	2,859	(7,021)	(14,280)
Gain on sale of asset, net of income tax (note 22 (a)(i))	(91)	(53)	-
Stock compensation expense to service providers (note 22(a)(iii))	-	(44)	(24)
Additional debt discount - warrants (note 22(a)(iii))	(24)	(133)	(60)
Gain on settlement of debt (note 22 (a)(iv))	(3,094)	-	-

Loss before cumulative adjustment to reflect change in accounting for films costs, U.S. GAAP	(350)	(7,251)	(14,364)
Cumulative adjustment to reflect change in accounting for film costs (note 22 (a)(ii))	-	-	(10,736)

Loss - U.S. GAAP	(350)	(7,251)	(25,100)

(33)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Basic and diluted loss per share - U.S. GAAP:

	2003 $	2002 $	2001 $

Loss before cumulative adjustment to reflect change in accounting for films costs - U.S. GAAP	(0.03)	(1.87)	(3.74)
Cumulative adjustment to reflect change in accounting for film costs	-	-	(2.79)

Basic and diluted net loss per share - U.S. GAAP	(0.03)	(1.87)	(6.53)

Under U.S. GAAP, total assets, liabilities and shareholders' equity would be:

	2003 $	2002 $

Total assets	36,844	14,774
Liabilities	37,926	20,070

Shareholders' deficiency	(1,082)	(5,296)

b)

Stock-based compensation

As described in note 13, the company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the company. For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of employee stock options and other forms of stock-based compensation in the determination of income. The company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25 and related interpretations. As options and warrants are granted at exercise prices based on the market value of the company's shares at the date of grant, no adjustment for employee compensation expense is required.

Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied to employee awards must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk-free interest rate over the term of the option.

(34)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The company's calculations applied are based on the expected life of all options granted equalling 60% (2002 and 2001 - 60%) of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk-free interest rates are:

	2003%	2002%	2001%

Volatility	130	189	104
Risk-free interest rate	1.89	3.38	4.40

Pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2003 $	2002 $	2001 $

Loss - U.S. GAAP	(350)	(7,251)	(25,100)
Stock compensation expense as determined under the fair value based method for all awards	(73)	(22)	(589)

Pro forma loss - U.S. GAAP	(423)	(7,273)	(25,689)

Pro forma basic and diluted loss per share - U.S. GAAP	(0.04)	(1.87)	(6.68)

Pro forma basic and diluted loss per common share before the cumulative adjustment to reflect the change in accounting policy in 2001 was $3.58.

The per share weighted average fair value of stock options granted during 2003 was $0.50 (2002 - $0.30; 2001 - $3.58) on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

c)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2003 $	2002 $	2001 $

Balance - Beginning of year	197	50	66

Charges to expenses
Expensed	-	1,823	911
Recovered/written off	-	(1,676)	(927)

Balance - End of year	197	197	50

(35)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

d)

Recent U.S. accounting pronouncements

i)

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. While management has not yet determined the effect that the adoption will have on its financial statement the new standard may have an impact.

ii)

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

The company has adopted SFAS 150 in respect of the conversion instrument which relates to the indebtedness and obligations previously due to Fremantle and Comerica (note 9(d)).

(36)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2003

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123". SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in note 22(b) of this reconciliation to U.S. GAAP.

iv)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of this standard did not have a material impact on the results of operations or financial position of the company.

(37)

CORPORATE INFORMATION

Board of Directors and Officers

Gary Howsam, Chief Executive Officer & Director

Mara Di Pasquale, Chief Financial Officer & Chief Operating Officer

Richard Watson, Corporate Secretary & Director

Juliet Jones, Director

Nelson Thall, Director

Ian Fodie, Director

Charles Falzon, Director

TORONTO

124 Merton Street, Suite 407

Toronto, Ontario, Canada, M4S 2Z2

Phone: (416) 487-0377

Fax: (416) 487-6141

E-Mail: investorrelations@peacearch.com

VANCOUVER

1710 Columbia Street

Vancouver, British Columbia, Canada, V5Y 3C6

Phone: (604) 681-9308

Fax: (604) 688-3977

E-Mail: investorrelations@peacearch.com

LONDON

102 Dean Street

London, United Kingdom, W1D 3TQ

Phone: (0)20 7439 8008

Fax: (0)20 7439 8228

Email: investorrelations@peacearch.com

Registrar and Transfer Agent

CIBC Mellon Trust Company

Phone: (604) 891-3025

Toll free: (800) 387-0825

Auditor

PricewaterhouseCoopers Chartered Accountants

250 Howe Street, 7th Floor

Vancouver, British Columbia, V6C 3S7

Shares Listed

TSE:     PAE.A, PAE.B

AMEX: PAE

Exhibit 8 - Q 4 press release

January 14, 2004

FOR IMMEDIATE RELEASE

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSX "PAE.A", "PAE.B") is pleased to announce  its results for the three months and year ended August 31, 2003.

The Company's revenue totaled $1.9 million for the quarter compared with $820,000 in the fourth quarter of FY2002.  During the quarter, the Company delivered one feature film and was in production of 9 feature films and a documentary series.

The Company reported a net loss of $2.9 million representing a $(0.17) basic loss per share and diluted loss per share for the three months ended August 31, 2003.  During the same period of FY2002 the Company reported a net loss of $4.2 million or $(1.09) basic loss per share and diluted loss per share.

For the twelve months ended August 31, 2003, the Company reported net income of $2.9 million or $0.24 basic earnings per share and $0.19 diluted earnings per share compared with a net loss of $7.0 million or $(1.81) basic loss per share and diluted loss per share during the same period of FY2002.  The net income reported for the twelve months ending August 31, 2003 is largely attributable to a $3.1 million one-time gain on the modification of debt.

During the quarter, the Company sold the shares of it's subsidiary Peace Arch Project Development Corp. (PAPDC) for nominal consideration and recorded a loss on disposal of $164,000.  The Company also wrote-off $165,000 of film and television assets as management deemed this value would not be realized.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. has offices in Vancouver, Toronto and London, England.

For full Financial Statements, Note Disclosure and MD&A refer to: www.sedar.com, www.sec.gov/edgar.

This press release includes statements that may constitute forward-looking statements, usually containing the  words  believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:

Nicole Spracklin

Peace Arch Entertainment Group Inc.

Tel: (416) 487-0377 (ext. 237)

Email: nspracklin@peacearch.com

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

As at August 31, 2003 and 2002

(Expressed in thousands of Canadian dollars)

August 31

August 31

2003

2002

ASSETS

Cash and cash equivalents	$ 911	$ 1,968
Accounts and other receivables	14,747	3,871
Investment in film and television programming	20,805	3,688
Prepaid expenses and deposits	407	206
Property and equipment	35	842
Deferred financing costs	-	188

	36,905 3710,763	10,763

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Production loans	$ 17,973	$ 1,855
Accounts payable and accrued liabilities	2,973	2,650
Deferred revenue	8,823	1,197
Deferred gain	-	436
Distribution obligation	2,312	-
Term loans	-	9,892
Obligation to issue shares	2,887	-
	34,968	16,030

Shareholders' equity (deficiency):
Capital stock	35,878	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares without par value
Issued - 1,061,375 (August 31, 2002 - 1,091,875)
100,000,000 Class B Subordinate Voting Shares without par value
Issued - 16,192,302 (August 31, 2002 - 2,795,969)
25,000,000 Preference Shares, issuable in series without par value
Issued - nil
Contributed surplus	337	-
Other paid-in capital	680	680
Deficit	(34,958)	(37,817)
	1,937	(5,267)

	$ 36,905	$ 10,763

_____________________________Director                                           ___________________________Director

Gary Howsam

        Richard Watson

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months and Years Ended August 31, 2003 and 2002

 (Expressed in thousands of Canadian dollars, except per share information)

	3 months ended		Year ended
	August 31		August 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)

Revenue	$ 1,879	$ 820	$ 21,465	$ 6,494

Expenses:
Amortization of investment in film and television programming and production costs	1,674	2,321	18,324	6,639
Writedown of investment in film and television programming	165	-	278	-
Other production and distribution costs	(157)	246	225	615
Selling, general and administrative	826	740	3,088	3,160
Other amortization	41	283	230	476
Bad debt	-	1,675	-	1,675
	2,549	5,265	22,145	12,565

Loss from operations before the undernoted	(670)	(4,445)	(680)	(6,071)

Interest income	(4)	499	125	597

Interest expense	(338)	(177)	(495)	(2,364)

Loss on disposal of subsidiary	(164)	-	(164)	-

Gain (loss) on foreign exchange	(291)	(7)	778	59

Gain (loss) on modification of debt	(1,510)	-	3,094	-

Write-off of goodwill	-	(166)	-	(166)

Gain (loss) on sale of assets	17	(308)	127	176

Earnings (loss) before income taxes	(2,960)	(4,604)	2,785	(7,769)

Recovery of income tax	(74)	(360)	(74)	(748)

Net earnings (loss) for the period	$ (2,886)	$ (4,244)	$ 2,859	$ (7,021)

Basic net earnings (loss) per common share	$ (0.17)	$ (1.09)	$ 0.24	$ (1.81)

Diluted net earnings (loss) per common share	$ (0.17)	$ (1.09)	$ 0.19	$ (1.81)

SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three months and years ended August 31, 2002 and 2003 have been translated into US Dollars using the average exchange rate in effect for the periods.   The average rate used for the three months ending August 31, 2003 was US$0.72 for each $1.00 Canadian.  The average rate used for the twelve months ending August 31, 2003 was US$0.68 for each $1.00 Canadian.  Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates.    The Bank of Canada noon spot rate in effect at August 31, 2003 was US$0.72 for each $1.00 Canadian.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars.  In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

EBITDA  - comprise of net earnings (loss) plus recovery of income tax, interest expense and other amortization.

PEACE ARCH ENTERTAINMENT GROUP INC.

US DOLLARS

Selected Financial and Operating Information

For the Three Months and Years Ended August 31, 2003 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)

(Expressed in thousands of US Dollars, except per share information)

	3 months ended		Year ended
	August 31			August 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$ 1,362	$ 530	$ 14,503	$ 4,130

Net earnings (loss) for the period	(2,091)	(2,741)	1,931	(4,465)

EBITDA	(1,870)	(2,676)	2,372	(3,135)

Diluted earnings (loss) for the period	$ (0.12)	$ (0.71)	$ 0.13	$ (1.15)

Selected Balance Sheet Information

As at August 31, 2003 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)

(Expressed in thousands of US Dollars, except per share information)

	August 31	August 31
	2003	2002
	(unaudited)	(unaudited)

Cash and cash equivalents	$658	$1,262
Accounts and other receivables	10,647	2,484
Investment in film and television programming	15,021	2,367
Prepaids and deposits	294	132
Property and equipment	25	540
Deferred financing costs	-	121

Total Assets	26,645	6,906

Production loans	12,976	1,190
Accounts payable and accrued liabilities	2,146	1,700
Deferred revenue	6,370	768
Deferred gain	-	279
Distribution obligation	1,669	-
Term loans	-	6,346
Obligation to issue shares	2,084	-

Total Liabilities	25,245	10,283

Capital stock	25,904	20,429
Contributed surplus	243	-
Other paid in capital	491	436
Deficit	(25,238)	(24,242)
Shareholders' equity (deficiency)	1,400	(3,377)

PEACE ARCH ENTERTAINMENT GROUP INC.

For the Three Months and Years Ended August 31, 2003 and 2002

Notes to Consolidated Financial Statements (Amounts in tables expressed in thousands of Canadian dollars)

1.

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

Pursuant to the reorganization, the company's wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company's indebtedness to Fremantle and Comerica. However, the company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below).

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC for $2.5 million, the consideration being the issuance of 8,333,333 Class B Subordinate Voting Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc. which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivables and tax credit assets, and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC.

d)

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The promissory note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

PEACE ARCH ENTERTAINMENT GROUP INC.

For the Three Months and Years Ended August 31, 2003 and 2002

Notes to Consolidated Financial Statements (Amounts in tables expressed in thousands of Canadian dollars)

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the company of all outstanding amounts.

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the company at a deemed price of $5.00 per share. The modification of the Comerica obligations is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2004. The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Class B shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Class B shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, have been reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Class B Subordinate Voting Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

During the quarter ended August 31, 2003, the company adopted the Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

PEACE ARCH ENTERTAINMENT GROUP INC.

For the Three Months and Years Ended August 31, 2003 and 2002

Notes to Consolidated Financial Statements (Amounts in tables expressed in thousands of Canadian dollars)

The company has estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica and has charged that amount against the computed gain on modification. Since upon exercise of the conversion instruments by Fremantle and Comerica, the company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company has reflected the amount as a liability.

The net gain on modification of debt and the fair value of the obligation to issue shares under the conversion instruments has led to a net loss on modification of debt of $1.5 million for the three months ended August 31, 2003.  For the twelve months ended August 31, 2003, the Company has realized a gain on modification of debt net of the obligation to issue shares of $3.1 million.

2.

Sale of Subsidiary - PAPDC

Subsequent to the reorganization of PAPDC described in note 1(b), on August 1, 2003, the company sold all of its shares of PAPDC for nominal consideration.

The company has recognized a loss of $164,000 on the disposal. The operating results of PAPDC have been included in these consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the agency arrangement, the company recovers its direct costs of distribution from gross exploitation receipts on such rights and earns a commission at varying rates (up to a maximum of 30%) of the remaining gross receipts. The purchaser is entitled to retain 10% of the commission balance remaining and the remaining receipts are paid to PAPDC and its subsidiaries, which in turn settles its debt obligations to Fremantle.

As these arrangements were entered into in conjunction with the sale of the shares to the purchaser for a nominal amount, the company is the primary obligor with respect to the films and productions and accordingly the distribution rights have effectively been retained by the company. Since the transaction was arranged in conjunction with a sale of the shares of the company for a nominal amount, the transaction has been accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC and its subsidiaries. Accordingly, these financial statements reflect the distribution rights received from PAPDC at the carrying value of the films and television programming production at the date of the agreement. In addition, these financial statements reflect the estimated amounts payable to PAPDC, its subsidiaries and the purchaser as a distribution obligation. The difference between the distribution rights and the distribution obligation has been credited to contributed surplus.

The respective amounts are as follows:

$

Distribution rights	2,649
Distribution obligation	2,312

Contributed surplus	337

3.

Certain comparative figures have been restated to conform to the basis of presentation adopted for the current quarter and year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 13, 2004	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.